   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 1994

                                                      REGISTRATION NO. 33-
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- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

     MCN CORPORATION                          MCN MICHIGAN LIMITED PARTNERSHIP
(Exact name of registrant                        (Exact name of coregistrant
   as specified in its                           as specified in its charter)
          charter)

         MICHIGAN                                          MICHIGAN
     (State or other                          (State or other jurisdiction of
        jurisdiction                           Incorporation or organization)
   of Incorporation or
      organization)

        38-2820658                                        APPLIED FOR
     (I.R.S. Employer                        (I.R.S. Employer Identification
    Identification No.)                                      No.)

                              500 GRISWOLD STREET
                            DETROIT, MICHIGAN 48226
                                 (313) 256-5500
         (Address, including zip code, and telephone number, including area code, of registrants' principal executive office)

                               ------------------

                   DANIEL L. SCHIFFER, ESQ., VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                                MCN CORPORATION
                              500 GRISWOLD STREET
                            DETROIT, MICHIGAN 48226
                                 (313) 256-5500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ------------------

                                    Copy to:

                             WILLIAM S. LAMB, ESQ.
                              MICHAEL GROLL, ESQ.
                         LEBOEUF, LAMB, GREENE & MACRAE
                              125 WEST 55TH STREET
                         NEW YORK, NEW YORK 10019-5389
                                 (212) 424-8000
                               ------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time as determined by market conditions after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                        CALCULATION OF REGISTRATION FEE

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- ------------------------------------------------------------------------------------------------------------------
                                                                         PROPOSED       PROPOSED
                                                                          MAXIMUM        MAXIMUM
                                                          AMOUNT         OFFERING       AGGREGATE      AMOUNT OF
TITLE OF EACH CLASS OF                                    TO BE          PRICE PER      OFFERING     REGISTRATION
SECURITIES TO BE REGISTERED                             REGISTERED      SECURITY(1)     PRICE(1)          FEE
- ------------------------------------------------------------------------------------------------------------------
MCN Corporation Senior Debt Securities
MCN Corporation Subordinated Debt Securities
MCN Corporation Common Stock, $.01 par value(2)
MCN Michigan Limited Partnership Preferred
  Securities                                           {$300,000,000       100%        $300,000,000     $103,448
MCN Guarantee with respect to MCN Michigan Limited
  Partnership Preferred Securities(3)
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- ------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purposes of calculating the registration fee.

(2) Includes Preferred Share Purchase Rights ("Rights"). The Rights are associated with and trade with the Common Stock. The value, if any, attributable to the Rights is reflected in the market price of the Common Stock.

(3) No separate consideration will be received for the Guarantee offered with respect to the MCN Michigan Limited Partnership Preferred Securities.
                               ------------------

     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 1994
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED                , 1994)

                              PREFERRED SECURITIES

                        MCN MICHIGAN LIMITED PARTNERSHIP
                     % CUMULATIVE PREFERRED SECURITIES, SERIES A
              (LIQUIDATION PREFERENCE $25 PER PREFERRED SECURITY)
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY

                                     [LOGO]

                            ------------------------

     The      % Cumulative Preferred Securities, Series A (the "Series A
Preferred Securities"), representing the limited partner interests offered hereby are being issued by MCN Michigan Limited Partnership, a limited partnership formed under the laws of the State of Michigan ("MCN Michigan"). MCN Corporation, a Michigan corporation ("MCN", the "Company" or the "General Partner"), is the General Partner in MCN Michigan. MCN Michigan exists for the sole purpose of issuing its limited partnership interests and investing the proceeds thereof in debt securities of MCN. The limited partner interests represented by the Series A Preferred Securities will have a preference with respect to cash distributions and amounts payable on liquidation over the General Partner's interest in MCN Michigan.
                                                        (continued on next page)
                            ------------------------

     SEE "INVESTMENT CONSIDERATIONS" FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE SERIES A PREFERRED SECURITIES, INCLUDING THE PERIOD AND CIRCUMSTANCES DURING AND UNDER WHICH PAYMENTS OF DIVIDENDS ON THE SERIES A PREFERRED SECURITIES MAY BE DEFERRED AND THE RELATED FEDERAL INCOME TAX CONSEQUENCES.

     Application will be made to list the Series A Preferred Securities on the New York Stock Exchange.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                  INITIAL PUBLIC          UNDERWRITING            PROCEEDS TO
                                                 OFFERING PRICE(1)        COMMISSION(2)       MCN MICHIGAN(3)(4)
- -------------------------------------------------------------------------------------------------------------------
Per Series A Preferred Security..............            $                     (3)                     $
- -------------------------------------------------------------------------------------------------------------------
Total........................................            $                     (3)                     $

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- --------------------------------------------------------------------------------
(1) Plus accrued dividends, if any, from         , 1994.

(2) MCN Michigan and MCN have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(3) In view of the fact that the proceeds of the sale of the Series A Preferred Securities will ultimately be invested in Series A Subordinated Debt Securities, under the Underwriting Agreement, MCN has agreed to pay to the Underwriters as compensation ("Underwriters' Compensation") for their
    arranging the investment therein of such proceeds, $    per Series A
    Preferred Security (or $       in the aggregate); provided, that such
    compensation for sales of 10,000 or more to a single purchaser will be
    $       per Series A Preferred Security. Therefore, to the extent of such sales, the actual amount of Underwriters' Compensation will be less than the aggregate amount specified in the preceding sentence. See "Underwriting".

(4) Expenses of the offering which are payable by MCN are estimated to be
    $[       ].
                            ------------------------

     The Series A Preferred Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Series A Preferred Securities will be made only in book-entry form through the facilities of The Depository Trust Company on or
about                , 1994.
                            ------------------------
                              MERRILL LYNCH & CO.
                            ------------------------

        The date of this Prospectus Supplement is                , 1994.

(continued from previous page)

     Holders of the Series A Preferred Securities will be entitled to receive
cumulative cash distributions at an annual rate of [     ]% of the liquidation
preference of $25 per Series A Preferred Security, accruing from the date of original issuance and payable monthly in arrears on the last day of each
calendar month of each year, commencing                , 1994 ("dividends"). The
payment of dividends, out of moneys held by MCN Michigan, and payments on liquidation of MCN Michigan or the redemption of Series A Preferred Securities, as set forth below, are guaranteed by MCN to the extent described in the accompanying Prospectus (the "Guarantee"). See "Description of the Guarantee" in the accompanying Prospectus. If MCN fails to make interest payments on the Series A Subordinated Deferrable Interest Debt Securities ("Series A Subordinated Debt Securities") purchased by MCN Michigan, MCN Michigan will not have sufficient funds to pay dividends on the Series A Preferred Securities. The Guarantee does not cover payment of dividends when MCN Michigan does not have sufficient funds to pay such dividends. In such event, the remedy of a holder of Series A Preferred Securities is to enforce the rights of MCN Michigan under the Series A Subordinated Debt Securities purchased by MCN Michigan from MCN.

     The Series A Preferred Securities are redeemable at the option of MCN
Michigan, in whole or in part, from time to time, on or after                ,
1999, at $25 per Series A Preferred Security plus accrued and unpaid dividends thereon (the "Redemption Price") to the date fixed for redemption. See "Description of the Series A Preferred Securities -- Optional Redemption". In addition, upon the occurrence of certain events arising from a change in law or a change in legal interpretation regarding tax matters, the Series A Preferred Securities are redeemable in whole at the Redemption Price at the option of MCN, in its capacity as the General Partner of MCN Michigan, or MCN may dissolve MCN Michigan and cause to be distributed to the holders of the Series A Preferred Securities, on a pro rata basis, Series A Subordinated Debt Securities in lieu of any cash distribution. See "Description of the Series A Subordinated Debt Securities". If the Series A Subordinated Debt Securities are distributed to the holders of the Series A Preferred Securities, MCN will use its best efforts to have the Series A Subordinated Debt Securities listed on the New York Stock Exchange or on such other exchange as the Series A Preferred Securities are then listed. See "Description of the Series A Preferred Securities -- Tax Event Redemption or Distribution" and "Description of the Series A Subordinated Debt Securities." The obligations of MCN under the Guarantee are subordinate and junior in right of payment to all other liabilities of MCN and pari passu with the most senior preferred stock issued by MCN. The obligations of MCN under the Series A Subordinated Debt Securities are subordinate and junior in right of payment to all present and future Senior Indebtedness of MCN, which aggregated approximately $220 million at June 30, 1994, and pari passu with MCN trade creditors.

     In the event of the dissolution of MCN Michigan, the holders of the Series A Preferred Securities will be entitled to receive for each Series A Preferred Security, a liquidation preference of $25, plus accrued and unpaid dividends thereon (including interest thereon) to the date of payment, unless in connection with such dissolution, the Series A Subordinated Debt Securities are distributed to the holders of the Series A Preferred Securities. See "Description of the Series A Preferred Securities -- Liquidation Distribution Upon Dissolution".
                            ------------------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                MCN CORPORATION

                  SELECTED FINANCIAL AND OPERATING INFORMATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                              TWELVE MONTHS
                                  ENDED                                     YEAR ENDED DECEMBER 31,
                                 JUNE 30,      ----------------------------------------------------------------------------------
                                   1994             1993             1992             1991             1990             1989
                              --------------   --------------   --------------   --------------   --------------   --------------
OPERATING RESULTS:
  Operating Revenues........    $1,559,836       $  1,469,579     $  1,438,280     $  1,276,279     $  1,209,339     $  1,296,645
  Operating Income..........       171,866            143,886          125,493           98,641           84,964          100,835
  Net Income................        89,407             72,790           57,118           35,078           32,336           49,785
  Earnings Per Share........          3.03               2.48             2.11             1.42             1.38             2.20
  Average Number of Common
    Shares Outstanding
    (000's).................        29,504             29,321           27,108           24,693           23,516           22,662
OPERATING DATA:
  Utility Gas Markets
    (Millions of Cubic Feet)
      Gas Sales(1)..........       215,980            205,372          203,110          192,770          188,066          214,051
                              ==============       ==========       ==========       ==========       ==========       ==========
      Gas Transported(1)....       454,967            409,759          313,700          225,342          184,703          174,946
                              ==============       ==========       ==========       ==========       ==========       ==========
  Average Utility
    Customers...............     1,135,582          1,129,752        1,119,740        1,112,651        1,103,616        1,078,682
                              ==============       ==========       ==========       ==========       ==========       ==========
  Nonutility Gas Markets
    (Millions of Cubic Feet)
      Gas Sales(1)..........       128,822            122,849          112,263           91,968           74,380           55,164
                              ==============       ==========       ==========       ==========       ==========       ==========
      Gas Transported.......        21,250             21,840           25,382           25,335               --               --
                              ==============       ==========       ==========       ==========       ==========       ==========
CAPITAL INVESTMENTS(2):
    Utility Services........    $  129,837       $    142,428     $    129,423     $    118,245     $    114,987     $     74,165
    Nonutility Services.....       131,791             66,248           41,445           21,637           53,757            3,595
    MCN's Share of Joint
      Ventures..............        18,286             36,502           31,203            5,139            8,923            5,273
                              --------------   --------------   --------------   --------------   --------------   --------------
      Total.................    $  279,914       $    245,178     $    202,071     $    145,021     $    177,667     $     83,033
                              ==============       ==========       ==========       ==========       ==========       ==========
TOTAL ASSETS:...............    $1,888,210       $  1,864,430     $  1,648,989     $  1,517,387     $  1,500,360     $  1,365,318
                              ==============       ==========       ==========       ==========       ==========       ==========
LONG-TERM DEBT AND CAPITAL
  LEASE OBLIGATIONS(3):.....    $  555,064       $    494,821     $    379,811     $    328,052     $    320,516     $    307,421
                              ==============       ==========       ==========       ==========       ==========       ==========
REDEEMABLE CUMULATIVE
  PREFERRED STOCK OF
  SUBSIDIARY(3):............    $    2,618       $      5,618     $      9,000     $     12,000     $     15,000     $     18,000
                              ==============       ==========       ==========       ==========       ==========       ==========
COMMON STOCK:
  Market Price per share
    (end of period).........    $    40.00       $      34.75     $      30.88     $      24.38     $      21.50     $      23.38
  Dividends Paid Per
    Share...................    $     1.71       $       1.69     $       1.65     $       1.64     $       1.59     $       1.58

- -------------------------

(1) Includes intercompany volumes.

(2) Capital investments represent consolidated capital expenditures, acquisitions, and MCN's share of capital expenditures of joint ventures, less the minority partners' share of consolidated capital expenditures.

(3) Excluding current requirements.

     The following information concerning the Series A Preferred Securities, the Guarantee and the Series A Subordinated Debt Securities supplements and should be read in conjunction with the information contained in the accompanying Prospectus. Capitalized terms used in this Prospectus Supplement have the same meanings as in the accompanying Prospectus.

                                MCN CORPORATION

     MCN, a Michigan corporation organized in 1988, is the holding company for
(i) Michigan Consolidated Gas Company ("MichCon"), a public utility engaged in the distribution, transmission and storage of natural gas to more than 1.1 million customers throughout Michigan; (ii) Citizens Gas Fuel Company ("Citizens"), a natural gas utility servicing Adrian, Michigan; and (iii) MCN Investment Corporation ("MCN Investment"), the holding company for its nonutility businesses. MCN's principal executive office is located at 500 Griswold, Detroit, MI 48226, telephone number (313) 256-5500.

     Utility Services. MichCon and Citizens provide gas sales service primarily to residential and commercial customers and transportation service to large-volume customers. MichCon also provides transportation service to other gas utilities, gas marketers and producers.

     Gas Services. MCN Investment, through its subsidiary companies and various joint ventures, markets natural gas to large-volume customers, develops gas cogeneration facilities, provides gas gathering and processing services, engages in gas exploration and production and provides gas storage services.

     Computer Operations Services. The Genix Group, a wholly-owned subsidiary of MCN Investment, provides data processing, computer operations management, data telecommunications design and management, large-scale electronic printing and mailing, and business process solution services to more than 100 corporate clients in financial services, insurance, retailing, food processing, education, manufacturing and other industries. These services are provided through facilities located in Michigan, Pennsylvania and North Carolina.

     Gas Technology. MCN's gas technology programs are developing products to expand demand for natural gas.

     Capital investments will exceed $400 million in 1994, with over $250 million being invested in nonutility businesses, primarily to purchase gas reserves and for exploration and development. Approximately $150 million will be invested in MCN's utility services operations.

                        MCN MICHIGAN LIMITED PARTNERSHIP

     MCN Michigan is a limited partnership formed under the Michigan Revised Uniform Limited Partnership Act (the "Partnership Act") by filing a certificate of limited partnership with the Michigan Secretary of State on September 28, 1994. The initial partners in MCN Michigan are MCN, as General Partner, and MCN Finance Corporation, a Michigan corporation and a wholly-owned subsidiary of MCN ("MCN Finance"), as limited partner. Upon the issuance of the Series A Preferred Securities, which securities represent limited partner interests in MCN Michigan, MCN Finance will withdraw as a limited partner, so that thereafter all of the limited partner interests will be owned by holders of the Series A Preferred Securities. The General Partner will agree to contribute capital to MCN Michigan to the extent required to maintain its capital at an amount equal to at least 1% of the total capital contributions to MCN Michigan. MCN and MCN Finance entered into a limited partnership agreement dated as of September 28, 1994. Such limited partnership agreement will be amended and restated in its entirety (as so amended and restated, the "Limited Partnership Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part.

     MCN Michigan will not file, as a separate registrant, the periodic reports required by Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") with respect to the Series A Preferred Securities because: (1) MCN Michigan is managed by MCN, a reporting company under the 1934 Act, as the sole General Partner, (2) MCN Michigan has no independent operations but exists for the sole purpose of issuing its limited partnership interests and investing the proceeds thereof in the Subordinated Debt Securities, and (3) any holders of the Series A Preferred Securities may proceed directly against MCN to enforce its rights under the Guarantee (see "Description of the Guarantee" in the accompanying Prospectus).

     The rights of the holders of the Series A Preferred Securities including economic rights, rights to information and voting rights, are set forth in the Limited Partnership Agreement and the Partnership Act. See "Description of the Series A Preferred Securities".

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of Series A Preferred Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and should particularly consider the following matters:

SUBORDINATE OBLIGATIONS UNDER GUARANTEE AND SERIES A SUBORDINATED DEBT
SECURITIES

     MCN's obligations under the Guarantee are subordinate and junior in right of payment to all other liabilities of MCN and pari passu with the most senior preferred stock issued by MCN. The obligations of MCN under the Series A Subordinated Debt Securities are subordinate and junior in right of payment to all present and future Senior Indebtedness of MCN and pari passu with MCN trade creditors. At June 30, 1994, Senior Indebtedness of MCN aggregated approximately $220 million. There are no terms in the Series A Preferred Securities, the Series A Subordinated Debt Securities or the Guarantee that limit MCN's ability to incur additional indebtedness, including indebtedness that ranks senior to the Series A Subordinated Debt Securities and the Guarantee. See "Description of the Guarantee -- Status of the Guarantee" and "Description of MCN Debt Securities -- Particular Terms of the Subordinated Debt Securities -- Subordination" in the accompanying Prospectus. The Limited Partnership Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the subordination provisions of the Guarantee and the Subordinated Debt Securities Indenture.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     MCN has the right under the Indenture (as such term is defined in "Description of the Series A Subordinated Debt Securities") to extend the interest payment period at any time, and from time to time, on the Series A Subordinated Debt Securities, and, as a consequence, monthly dividends on the Series A Preferred Securities would be deferred (but would continue to accrue with interest thereon) by MCN Michigan during any such extended interest payment period. Such right to extend the interest payment period for the Series A Subordinated Debt Securities is limited to a period not exceeding 60 consecutive months. In the event that MCN exercises this right to extend, MCN may not declare or pay dividends on, or redeem, purchase or acquire, any of its capital stock until deferred interest on the Series A Subordinated Debt Securities is paid in full. Prior to the termination of any such extension period, MCN may further extend the interest payment period, provided that such extension period together with all such previous and further extensions thereof may not exceed 60 consecutive months. Upon the termination of any extension period and the payment of all amounts then due, MCN may select a new extension period subject to the above requirements. See "Description of the Series A Preferred Securities -- Dividends" and "Description of the Series A Subordinated Debt Securities -- Option to Extend Interest Payment Period".

     Should an extended interest payment period occur, MCN Michigan will continue to accrue income for United States federal income tax purposes which will be allocated, but not distributed, to holders of record of Series A Preferred Securities. As a result, such holder will include such interest in gross income for United States federal income tax purposes in advance of the receipt of cash and will not receive the cash from MCN Michigan related to such income if such holder disposes of its Series A Preferred Securities prior to the record date for payment of dividends. See "United States Federal Income Taxation
- -- Potential Extension of Interest Payment Period".

TAX EVENT REDEMPTION OR DISTRIBUTION

     Upon the occurrence of a Tax Event (as defined herein), the General Partner may elect to dissolve MCN Michigan and cause Series A Subordinated Debt Securities to be distributed to the holders of the Series A Preferred Securities in connection with the liquidation of MCN Michigan. If the General Partner has received a Redemption Tax Opinion (as defined herein) or has been notified that a No Recognition Opinion (as defined herein) cannot be delivered to the General Partner, the General Partner shall have the right to redeem the Series A Preferred Securities in whole (and not in part). See "Description of the Series A Preferred Securities -- Tax Event Redemption or Distribution".

     Under current United States federal income tax law, such a distribution of Series A Subordinated Debt Securities would not be a taxable event to holders of the Series A Preferred Securities. Under a change in law, a change in legal interpretation or the other circumstances giving rise to a Tax Event, however, the dissolution in which holders of the Series A Preferred Securities receive cash would be a taxable event to such holders. See "United States Federal Income Taxation -- Receipt of Series A Subordinated Debt Securities or Cash Upon Liquidation of MCN Michigan".

               CAPITALIZATION OF MCN AT JUNE 30, 1994 (UNAUDITED)
                        (THOUSANDS, EXCEPT PERCENTAGES)

     The following table sets forth the unaudited summary capitalization of MCN and its consolidated subsidiaries as of June 30, 1994, and as adjusted to reflect the application of the estimated net proceeds from the sale of the Series A Preferred Securities. See "Use of Proceeds". The table should be read in conjunction with MCN's consolidated financial statements and notes thereto and other financial data incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                        AT JUNE 30, 1994
                                                         ----------------------------------------------
                                                                ACTUAL               AS ADJUSTED(3)
                                                         ---------------------    ---------------------
                                                           AMOUNT      PERCENT      AMOUNT      PERCENT
                                                         ----------    -------    ----------    -------
BALANCE SHEET DATA:
     Long-Term Debt (including capital
       leases)(1)(2)..................................   $  555,064    51.3%      $                 %
     Preferred Units of Subsidiary....................            0        0
     Redeemable Preferred Stock of Subsidiary(2)......        2,618       .2
     Common Shareholders' Equity......................      525,015     48.5
                                                         ----------    -------    ----------    -------
       Total..........................................   $1,082,697     100%      $              100%
                                                          =========    =====       =========    =====

- -------------------------
(1) Senior Indebtedness of MCN, for purposes of the subordination provisions of the Series A Subordinated Debt Securities, includes only indebtedness of MCN on an unconsolidated basis. As of June 30, 1994, such Senior Indebtedness aggregated $220,067,275 which includes $186,488,151 under various revolving lines of credit for MCN and MCN Investment. These lines of credit currently permit total borrowings of up to $320,000,000. MCN has agreed to support MCN Investment for its obligations under these lines of credit if MCN Investment is unable to make timely payment of its indebtedness under them.

(2) Excluding current maturities.

(3) Adjusted for the sale of the Series A Preferred Securities.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series A Preferred Securities will be invested in the Series A Subordinated Debt Securities issued pursuant to the Indenture described herein, and ultimately will be used by MCN for general corporate purposes, including capital expenditures, investment in subsidiaries, working capital, repayment of loans under bank credit agreements and repayment of other short-term borrowings.

                DESCRIPTION OF THE SERIES A PREFERRED SECURITIES

     The following summary of the principal terms and provisions of the Series A Preferred Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Limited Partnership Agreement, a copy of which is filed as an exhibit to the Registration Statement, of which this Prospectus Supplement is a part, and the Partnership Act.

GENERAL

     All of the partnership interests in MCN Michigan, other than the Series A Preferred Securities offered hereby, are owned directly or indirectly by MCN. The Limited Partnership Agreement and the action of the General Partner dated
            , 1994 authorize and create the Series A Preferred Securities, which represent limited partner interests in MCN Michigan. Preferred securities of MCN Michigan ("Preferred Securities") may be issued from time to time in one or more series. See "Description of the MCN Michigan Preferred Securities" in the accompanying Prospectus. The limited partner interests represented by the Series A Preferred Securities will have a preference with respect to dividends and amounts payable on liquidation over the General Partner's interest in MCN Michigan. The Limited Partnership Agreement does not permit the issuance by MCN Michigan of any Preferred Securities ranking, as to participation in profits and dividends and in the assets of MCN Michigan, senior or junior to the Series A Preferred Securities or the incurrence of any indebtedness by MCN Michigan.

DIVIDENDS

     Dividends on the Series A Preferred Securities will be fixed at a rate per
annum of [     ]% of the stated liquidation preference of $25 per Preferred
Security. Dividends in arrears for more than one month will bear interest
thereon at the rate per annum of [     ]% thereof. The term "dividends" as used
herein includes any such interest payable unless otherwise stated. The amount of dividends payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

     Dividends on the Series A Preferred Securities will be cumulative, will
accrue from               , 1994 and will be payable monthly in arrears on the
last day of each calendar month of each year, commencing               , 1994,
when, as and if available and determined to be so payable by MCN as the General Partner, except as otherwise described below.

     MCN has the right under the Indenture to extend the interest payment period from time to time on the Series A Subordinated Debt Securities and, as a consequence, monthly dividends on the Series A Preferred Securities would be deferred (but would continue to accrue with interest) by MCN Michigan during any such extended interest payment period. Such right to extend the interest payment period for the Series A Subordinated Debt Securities is limited to a period not exceeding 60 consecutive months. In the event that MCN exercises this right, MCN may not declare or pay dividends on, or redeem, purchase or acquire, any of its capital stock. Prior to the termination of any such extension period, MCN may further extend the interest payment period, provided that such extension period together with all such previous and further extensions thereof may not exceed 60 consecutive months. Upon the termination of any extension period and the payment of all amounts then due, MCN may select a new extension period, subject to the above requirements. See "Description of the Series A Subordinated Debt Securities -- Interest" and "-- Option to Extend Interest Payment Period". If dividends are deferred, the deferred dividends and accrued interest thereon shall be paid to holders of record of the Series A Preferred Securities as they appear on the records of MCN Michigan on the record date next following such deferral period.

     Dividends on the Series A Preferred Securities must be paid on the dates payable to the extent that MCN Michigan has (i) funds legally available for the payment of such dividends and (ii) cash on hand sufficient to permit such payments. It is anticipated that MCN Michigan's earnings available for distribution to the holders of the Series A Preferred Securities will be limited to payments under the Series A Subordinated Debt Securities in which MCN Michigan will invest the proceeds from the issuance and sale of the Series A Preferred Securities and the General Partner's capital contribution. See "Description of the Series A Subordinated Debt Securities". The payment of dividends, out of moneys held by MCN Michigan, are guaranteed by MCN as set forth under "Description of the Guarantee" in the accompanying Prospectus.

     Dividends on the Series A Preferred Securities will be payable to the holders thereof as they appear on the books and records of MCN Michigan on the relevant record dates, which, as long as the Series A Preferred Securities remain in book-entry-only form, will be one Business Day (as defined below) prior to the relevant payment dates. Subject to any applicable laws and regulations and the provisions of the Limited Partnership Agreement, each such payment will be made as described under "Book-Entry-Only Issuance -- The Depository Trust Company" below. In the event the Series A Preferred Securities shall not continue to remain in book-entry-only form, the General Partner shall have the right to select relevant record dates which shall be more than one Business Day prior to the relevant payment dates. In the event that any date on which dividends are payable on the the Series A Preferred Securities is not a Business Day, then payment of the dividend payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which banking institutions in The City of New York are authorized or required by law to close.

CERTAIN RESTRICTIONS ON MCN MICHIGAN

     If dividends have not been paid in full on the Series A Preferred Securities, MCN Michigan shall not:

          (i) pay or declare and set aside for payment any dividends on any other series of Preferred Securities, unless the amount of any dividends paid on all other series of Preferred Securities is paid on such other series of Preferred Securities and the Series A Preferred Securities on a pro rata basis on the date such dividends are paid on all such other series of Preferred Securities, so that

             (x) the aggregate amount of dividends paid on the Series A Preferred Securities bears to the aggregate amount of dividends paid on all such Preferred Securities the same ratio as

             (y) the aggregate of all accrued and unpaid dividends in respect of the Series A Preferred Securities bears to the aggregate of all accrued and unpaid dividends in respect of all such Preferred Securities; or

          (ii) pay any distribution on any interest of any General Partner in MCN Michigan ("General Partner Interest"); or

          (iii) redeem, purchase or otherwise acquire any other series of Preferred Securities or any General Partner Interest;

until, in each case, such time as all accrued and unpaid dividends on the Series A Preferred Securities shall have been paid in full for all dividend periods terminating on or prior to, in the case of clause (i), such payment and, in the case of clause (ii), the date of such redemption, purchase or acquisition.

     As of the date of this Prospectus Supplement, there are no series of Preferred Securities outstanding.

OPTIONAL REDEMPTION

     The Series A Preferred Securities are redeemable, at the option of MCN
Michigan, in whole or in part, from time to time, on or after           , 1999,
upon not less than 30 nor more than 60 days' notice, at the Redemption Price. In the event that fewer than all the outstanding Series A Preferred Securities are to be so redeemed, the Series A Preferred Securities to be redeemed will be selected as described under "Book-Entry-

Only Issuance -- The Depository Trust Company" below. If a partial redemption would result in the delisting of the Series A Preferred Securities, MCN Michigan may only redeem the Series A Preferred Securities in whole. If MCN Michigan redeems the Series A Preferred Securities in accordance with the terms thereof, the Series A Subordinated Debt Securities will become due and payable in a principal amount equal to the aggregate stated liquidation preference of the Series A Preferred Securities so redeemed, together with any accrued and unpaid interest, including Additional Interest (as defined below), if any.

TAX EVENT REDEMPTION OR DISTRIBUTION

     "Tax Event" means that the General Partner shall have received an opinion of nationally recognized independent tax counsel experienced in such matters (a "Dissolution Tax Opinion") to the effect that, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination on or after such date), there is more than an insubstantial risk that (i) MCN Michigan is subject to federal income tax with respect to interest received on the Series A Subordinated Debt Securities, (ii) interest payable to MCN Michigan on the Series A Subordinated Debt Securities will not be deductible by MCN for federal income tax purposes or (iii) MCN Michigan is subject to more than a de minimis amount of other taxes, duties or other governmental charges.

     If a Tax Event (as defined above) shall occur and be continuing, the General Partner may elect to dissolve MCN Michigan and cause Series A Subordinated Debt Securities with an aggregate principal amount equal to the aggregate stated liquidation preference of, with an interest rate identical to the dividend rate of, and accrued and unpaid interest equal to accrued and unpaid dividends (whether or not declared) on, the Series A Preferred Securities, to be distributed to the holders of the Series A Preferred Securities in liquidation of such holders' interests in MCN Michigan, within 90 days following the occurrence of such Tax Event; provided, however, that as a condition of such dissolution and distribution, the General Partner and MCN Michigan shall have received an opinion of nationally recognized independent tax counsel experienced in such matters (a "No Recognition Opinion") to the effect that the holders of the Series A Preferred Securities will not recognize any gain or loss for federal income tax purposes as a result of such dissolution and distribution of Series A Subordinated Debt Securities; provided, further, that, if at the time there is available to the General Partner the opportunity to eliminate, within such 90 day period, the Tax Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure, which has no adverse effect on MCN Michigan, MCN or the holders of the Series A Preferred Securities, the General Partner will pursue such measure in lieu of dissolution. Furthermore, if the General Partner
(i) has received an opinion (a "Redemption Tax Opinion") of nationally recognized independent tax counsel experienced in such matters that, as a result of a Tax Event, there is more than an insubstantial risk that MCN would be precluded from deducting the interest on the Series A Subordinated Debt Securities for federal income tax purposes even if the Series A Subordinated Debt Securities were distributed to the holders of Series A Preferred Securities in liquidation of such holders' interests in MCN Michigan as described above or
(ii) after its receipt of a Dissolution Tax Opinion, the General Partner shall have been informed by such tax counsel that a No Recognition Opinion cannot be delivered to the General Partner and MCN Michigan, the General Partner shall have the right, upon not less than 30 nor more than 60 days notice to redeem the Series A Preferred Securities, in whole (and not in part), for cash at the Redemption Price within 90 days following the occurrence of such Tax Event; provided, however, that, if at the time there is available to the General Partner the opportunity to eliminate, within such 90 day period, the Tax Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure, which has no adverse effect on MCN Michigan, MCN or the holders of the Series A Preferred Securities, the General Partner will pursue such measure in lieu of redemption.

     If the Series A Subordinated Debt Securities are distributed to the holders of the Series A Preferred Securities, MCN will use its best efforts to have the Series A Subordinated Debt Securities listed on the New York Stock Exchange or on such other exchange as the Series A Preferred Securities are then listed.

     After the date fixed for any distribution of Series A Subordinated Debt Securities, upon dissolution of MCN Michigan, (i) the Series A Preferred Securities will no longer be deemed to be outstanding, (ii) the Depositary or its nominee, as the record holder of the Series A Preferred Securities, will receive a registered global certificate or certificates representing the Series A Subordinated Debt Securities to be delivered upon such distribution and (iii) any certificates representing Series A Preferred Securities not held by the Depositary or its nominee will be deemed to represent Series A Subordinated Debt Securities having an aggregate principal amount equal to the aggregate stated liquidation preference of, with an interest rate identical to the dividend rate of, and accrued and unpaid interest equal to accrued and unpaid dividends (whether or not declared) on, such Series A Preferred Securities until such certificates are presented to MCN or its agent for transfer or reissuance.

MANDATORY REDEMPTION

     Upon the redemption or payment at maturity of the Series A Subordinated Debt Securities, the proceeds from such redemption or payment will be applied to redeem the Series A Preferred Securities, in whole, upon not less than 30 nor more than 60 days' notice, at the Redemption Price.

REDEMPTION PROCEDURES

     MCN Michigan may not redeem fewer than all the outstanding Series A Preferred Securities unless all accrued and unpaid dividends have been paid on all Series A Preferred Securities for all monthly dividend periods terminating on or prior to the date of redemption.

     If MCN Michigan gives a notice of redemption in respect of Series A Preferred Securities (which notice will be irrevocable), then, by 12:00 noon, New York time, on the redemption date, MCN Michigan will irrevocably deposit with the Depositary funds sufficient to pay the applicable Redemption Price and will give the Depositary irrevocable instructions and authority to pay the Redemption Price to the holders of the Series A Preferred Securities. See "Book-Entry-Only Issuance -- The Depository Trust Company". If notice of redemption shall have been given and funds deposited as required, then immediately prior to the close of business on the date of such deposit, all rights of holders of such Series A Preferred Securities so called for redemption will cease, except the right of the holders of such Series A Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price. In the event that any date fixed for redemption of Series A Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Series A Preferred Securities is improperly withheld or refused and not paid either by MCN Michigan or by MCN pursuant to the Guarantee described under "Description of the Guarantee" in the accompanying Prospectus, dividends on such Series A Preferred Securities will continue to accrue at the then applicable rate, from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

     In the event that fewer than all of the outstanding Series A Preferred Securities are to be redeemed, the Series A Preferred Securities to be redeemed will be selected by lot as described under "Book-Entry-Only Issuance -- The Depository Trust Company" below.

     Subject to the foregoing and applicable law (including, without limitation, United States federal securities laws), MCN or its subsidiaries may at any time and, from time to time, purchase outstanding Series A Preferred Securities by tender, in the open market or by private agreement.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     In the event of any voluntary or involuntary liquidation, dissolution, winding-up or termination of MCN Michigan, the holders of the Series A Preferred Securities at the time will be entitled to receive out of the assets of MCN Michigan available for distribution to partners after satisfaction of liabilities of creditors as required by the Partnership Act, before any distribution of assets is made to the General Partner, but together with the holders of every other series of Preferred Securities outstanding, an amount equal to, in the case of holders of Series A Preferred Securities, the aggregate of the stated liquidation preference of $25 per Series A Preferred Security and accrued and unpaid dividends thereon to the date of payment (the "Liquidation Distribution"), unless, in connection with such liquidation, dissolution, winding-up or termination, Series A Subordinated Debt Securities in an aggregate principal amount equal to the Liquidation Distribution have been distributed on a pro rata basis to the holders of the Series A Preferred Securities.

     If, upon any such dissolution, the Liquidation Distribution can be paid only in part because MCN Michigan has insufficient assets available to pay in full the aggregate Liquidation Distribution and the aggregate maximum liquidation distributions on all other series of Preferred Securities, then the amounts payable directly by MCN Michigan on the Series A Preferred Securities and on such other series of Preferred Securities shall be paid on a pro rata basis, so that

          (i) the aggregate amount paid in respect of the Liquidation Distribution bears to the aggregate amount paid as liquidation distributions on all other series of Preferred Securities the same ratio as

          (ii) the aggregate Liquidation Distribution bears to the aggregate maximum liquidation distributions on the other series of Preferred Securities.

     Pursuant to the Limited Partnership Agreement, MCN Michigan shall be dissolved and its affairs shall be wound up: (i) on December 31, 2093, the expiration of the term of MCN Michigan, (ii) upon the bankruptcy of the General Partner, (iii) upon the assignment by the General Partner of its entire interest in MCN Michigan when the assignee is not admitted to MCN Michigan as a general partner of MCN Michigan in accordance with the Limited Partnership Agreement, or the filing of a certificate of dissolution or its equivalent with respect to the General Partner, or the revocation of the General Partner's charter and the expiration of 90 days after the date of notice to the General Partner of revocation without a reinstatement of its charter, or any other event occurs which causes the General Partner to cease to be a general partner of MCN Michigan under the Partnership Act, unless the business of MCN Michigan is continued in accordance with the Partnership Act, (iv) the election of the General Partner upon the occurrence of a Tax Event or any event specified in an action of the General Partner as an event permitting the dissolution of MCN Michigan, (v) upon the entry of a decree of a judicial dissolution or (vi) upon the written consent of all partners of MCN Michigan.

MERGER, CONSOLIDATION OR AMALGAMATION OF MCN MICHIGAN

     MCN Michigan may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other body, except as described below. MCN Michigan may, without the consent of the holders of the Series A Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by a limited partnership, limited liability corporation or a trust organized as such under the laws of any state of the United States of America; provided, that (i) such successor entity either (x) expressly assumes all of the obligations of MCN Michigan under the Series A Preferred Securities or (y) substitutes for the Series A Preferred Securities other securities having substantially the same terms as the Series A Preferred Securities (the "Successor Securities") so long as the Successor Securities rank, with respect to participation in the profits and dividends or in the assets of the successor entity, at least as high as the Series A Preferred Securities rank with respect to participation in the profits and dividends or in the assets of MCN Michigan,
(ii) MCN expressly acknowledges such successor entity as the holder of the Series A Subordinated Debt Securities, (iii) the Series A Preferred Securities or any Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Series A Preferred Securities are then listed,
(iv) such merger, consolidation, amalgamation or replacement does not cause the Series A Preferred

Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation or replacement does not adversely affect the powers, preferences and other special rights of the holders of the Series A Preferred Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity),
(vi) such successor entity has a purpose substantially identical to that of MCN Michigan and (vii) prior to such merger, consolidation, amalgamation or replacement, MCN has received an opinion of nationally recognized independent counsel to MCN Michigan experienced in such matters to the effect that (x) such successor entity will be treated as a partnership for federal income tax purposes, (y) following such merger, consolidation, amalgamation or replacement, MCN and such successor entity will be in compliance with the Investment Company Act of 1940, as amended (the "1940 Act"), without registering thereunder as an investment company and (z) such merger, consolidation, amalgamation or replacement will not adversely affect the limited liability of the holders of the Series A Preferred Securities.

VOTING RIGHTS

     Except as provided below and under "Description of the Guarantee -- Amendments and Assignment" in the accompanying Prospectus and as otherwise required by law and the Limited Partnership Agreement, the holders of the Series A Preferred Securities will have no voting rights.

     If (i) MCN Michigan fails to pay dividends in full on the Series A Preferred Securities for 18 consecutive monthly dividend periods; (ii) an Event of Default (as defined in the Indenture) occurs and is continuing on the Series A Subordinated Debt Securities; or (iii) MCN is in default on any of its payment or other obligations under the Guarantee (as described under "Description of the Guarantee -- Certain Covenants of MCN" in the accompanying Prospectus), then the holders of the Series A Preferred Securities, together with the holders of any other series of Preferred Securities having the right to vote for the appointment of a special representative of MCN Michigan and the limited partners (a "Special Representative") in such event, acting as a single class, will be entitled by the majority vote of such holders to appoint a Special Representative and, if an Event of Default occurs under the Subordinated Debt Securities Indenture, the Special Representative shall be authorized to enforce MCN Michigan's creditor rights under the Series A Subordinated Debt Securities, to enforce the rights of the holders of the Series A Preferred Securities under the Guarantee and to enforce the rights of the holders of the Series A Preferred Securities to receive dividends on the Series A Preferred Securities. The Special Representative shall not be admitted as a partner in MCN Michigan or otherwise be deemed to be a partner in MCN Michigan and shall have no liability for the debts, obligations or liabilities of MCN Michigan. For purposes of determining whether MCN Michigan has failed to pay dividends in full for 18 consecutive monthly dividend periods, dividends shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative dividends have been or contemporaneously are paid with respect to all monthly dividend periods terminating on or prior to the date of payment of such full cumulative dividends. Not later than 30 days after such right to appoint a Special Representative arises, the General Partner will convene a meeting for the purpose of appointing a Special Representative. If the General Partner fails to convene such meeting within such 30-day period, the holders of not less than 10% of the aggregate liquidation preference of the outstanding Preferred Securities will be entitled to convene such meeting. The provisions of the Limited Partnership Agreement relating to the convening and conduct of the meetings of the partners will apply with respect to any such meeting. Any Special Representative so appointed shall cease to be a Special Representative of MCN Michigan and the limited partners if MCN Michigan (or MCN pursuant to the Guarantee) shall have paid in full all accrued and unpaid dividends on the Preferred Securities or such default or breach, as the case may be, shall have been cured and MCN, in its capacity as the General Partner, shall continue the business of MCN Michigan without dissolution. Notwithstanding the appointment of any such Special Representative, MCN shall continue as General Partner and shall retain all rights under the Indenture, including the right to extend the interest payment period as provided under "Description of the Series A Subordinated Debt Securities -- Option to Extend Interest Payment Period". If such an extension occurs, there will be no Event of Default under the Subordinated Debt Securities Indenture for failure to make any scheduled interest payment during the Extension Period on the date originally scheduled.

     If any proposed amendment to the Limited Partnership Agreement provides for, or the General Partner otherwise proposes to effect, (i) any action which would adversely affect the powers, preferences or special rights of the Series A Preferred Securities, whether by way of amendment to the Limited Partnership Agreement or otherwise (including, without limitation, the authorization or issuance of any limited partner interests in MCN Michigan ranking, as to participation in the profits and dividends or in the assets of MCN Michigan, senior to the Series A Preferred Securities), or (ii) the dissolution, winding-up or termination of MCN Michigan, other than (x) in connection with the distribution of Series A Subordinated Debt Securities upon the occurrence of a Tax Event or (y) as described under "Merger, Consolidation or Amalgamation of MCN Michigan" above, then the holders of outstanding Series A Preferred Securities will be entitled to vote on such amendment or proposal of the General Partner (but not on any other amendment or proposal) as a class with all other holders of series of Preferred Securities similarly affected, and such amendment or proposal shall not be effective except with the approval of the holders of 66 2/3% or more of the aggregate liquidation preference of the outstanding Preferred Securities having a right to vote on the matter; provided, however, that no such approval shall be required if the dissolution, winding-up or termination of MCN Michigan is proposed or initiated upon the initiation of proceedings, or after proceedings have been initiated, for the dissolution, winding-up, liquidation or termination of MCN.

     The rights attached to the Series A Preferred Securities will be deemed not to be adversely affected by the creation or issue of, and no vote will be required for the creation or issue of any further limited partner interests of MCN Michigan ranking pari passu with the Series A Preferred Securities with regard to participation in the profits and dividends or in the assets of MCN Michigan.

     So long as any Series A Subordinated Debt Securities are held by MCN Michigan, the General Partner shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or executing any trust or power conferred on the Trustee with respect to such series, (ii) waive any past default which is waivable under Section 513 of the Indenture,
(iii) exercise any right to rescind or annul a declaration that the principal of all the Series A Subordinated Debt Securities shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of at least 66 2/3% in liquidation preference of all series of Preferred Securities affected thereby, acting as a single class; provided, however, that where a consent under the Indenture would require the consent of each holder affected thereby, no such consent shall be given by the General Partner without the prior consent of each holder of all series of Preferred Securities affected thereby. The General Partner shall not revoke any action previously authorized or approved by a vote of any series of Preferred Securities. The General Partner shall notify all holders of the Series A Preferred Securities of any notice of default received from the Trustee with respect to the Series A Subordinated Debt Securities.

     Any required approval of holders of Series A Preferred Securities may be given at a separate meeting of holders of Preferred Securities convened for such purpose, at a meeting of all of the partners in MCN Michigan or pursuant to written consent. MCN Michigan will cause a notice of any meeting at which holders of Series A Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Series A Preferred Securities. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought and
(iii) instructions for the delivery of proxies or consents.

     No vote or consent of the holders of Series A Preferred Securities will be required for MCN Michigan to redeem and cancel Series A Preferred Securities in accordance with the Limited Partnership Agreement.

     Notwithstanding that holders of Series A Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Series A Preferred Securities and any other series of Preferred Securities that are entitled to vote or consent with such Series A Preferred Securities as a single class at such time that are owned by MCN or any entity owned more than 20% by MCN, either directly or indirectly, shall not be entitled to vote or consent and shall, for purposes of such vote or consent, be treated as if they were not outstanding.

     Holders of the Series A Preferred Securities will have no rights to remove or replace the General Partner.

BOOK-ENTRY-ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as securities depositary for the Series A Preferred Securities. The Series A Preferred Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global Series A Preferred Security certificates will be issued, representing in the aggregate the total number of Series A Preferred Securities, and will be deposited with DTC.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Preferred Security.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc. (the "New York Stock Exchange"), the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Series A Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series A Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Series A Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series A Preferred Securities. Transfers of ownership interests in the Series A Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series A Preferred Securities, except in the event that use of the book-entry system for the Series A Preferred Securities is discontinued.

     To facilitate subsequent transfers, all the Series A Preferred Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Series A Preferred Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series A Preferred Securities. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series A Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the Series A Preferred Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

     Although voting with respect to the Series A Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series A Preferred Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to MCN Michigan as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series A Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Dividend payments on the Series A Preferred Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as in the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, MCN Michigan or MCN, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends to DTC is the responsibility of MCN Michigan, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner in a global Preferred Security will not be entitled to receive physical delivery of Preferred Securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series A Preferred Securities.

     DTC may discontinue providing its services as securities depository with respect to the Series A Preferred Securities at any time by giving reasonable notice to MCN Michigan. Under such circumstances, in the event that a successor securities depository is not obtained, Series A Preferred Security certificates are required to be printed and delivered. Additionally, MCN Michigan (with the consent of MCN) may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In that event, certificates for the Series A Preferred Securities will be printed and delivered. In each of the above circumstances, the General Partner will appoint a paying agent with respect to the Series A Preferred Securities.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that MCN Michigan believes to be reliable, but MCN Michigan takes no responsibility for the accuracy thereof.

REGISTRAR AND TRANSFER AGENT

     In the event that the Preferred Securities do not remain in book-entry-only form, the following provisions would apply:

     First Chicago Trust Company of New York will act as registrar, transfer agent and paying agent for the Series A Preferred Securities, but the Company may designate an additional or substitute registrar, transfer agent and paying agent at any time.

     Registration of transfers of Series A Preferred Securities will be effected without charge by or on behalf of MCN Michigan, but upon payment (with the giving of such indemnity as MCN Michigan or MCN may require) in respect of any tax or other government charges which may be imposed in relation to it.

     MCN Michigan will not be required to register or cause to be registered the transfer of Series A Preferred Securities after such Series A Preferred Securities have been called for redemption.

MISCELLANEOUS

     The General Partner is authorized and directed to conduct its affairs and to operate MCN Michigan in such a way that MCN Michigan will not be deemed to be an "investment company" required to be registered under the 1940 Act or taxed as a corporation for federal income tax purposes and so that the Series A Subordinated Debt Securities will be treated as indebtedness of MCN for federal income tax purposes. In this connection, the General Partner is authorized to take any action, not inconsistent with applicable law, the certificate of limited partnership or the Limited Partnership Agreement, that the General Partner determines in its discretion to be necessary or desirable for such purposes, as long as such action does not adversely affect the interests of the holders of the Series A Preferred Securities.

     Holders of the Series A Preferred Securities have no preemptive rights.

            DESCRIPTION OF THE SERIES A SUBORDINATED DEBT SECURITIES

     Set forth below is a description of the specific terms of the Series A Subordinated Debt Securities in which MCN Michigan will invest with the proceeds of the issuance and sale of (i) the Series A Preferred Securities and (ii) the General Partner's capital contribution with respect to the Series A Preferred Securities (the "General Partnership Payment"). This description supplements the description of the general terms and provisions of the Series A Subordinated Debt Securities set forth in the accompanying Prospectus under the caption "Particular Terms of the Subordinated Debt Securities". The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Subordinated Debt Securities Indenture, dated as of September 1, 1994, between MCN and NBD Bank, N.A., as Trustee, (the "Indenture"), a copy of which is filed as an Exhibit to the Registration Statement of which this Prospectus Supplement forms a part. Certain capitalized terms used herein are defined in the Indenture.

     Under certain circumstances involving the dissolution of MCN Michigan following the occurrence of a Tax Event, Series A Subordinated Debt Securities may be distributed to the holders of the Series A Preferred Securities in liquidation of MCN Michigan. See "Description of the Series A Preferred Securities -- Tax Event Redemption or Distribution".

     If the Series A Subordinated Debt Securities are distributed to the holders of the Series A Preferred Securities, MCN will use its best efforts to have the Series A Subordinated Debt Securities listed on the New York Stock Exchange or on such other exchange as the Series A Preferred Securities are then listed.

GENERAL

     The Series A Subordinated Debt Securities will be issued as unsecured debt under the Indenture. The Series A Subordinated Debt Securities will be limited
in aggregate principal amount to approximately $[     ] million, such amount
being the sum of the aggregate stated liquidation preference of the Series A Preferred Securities and the General Partnership Payment.

     The Series A Subordinated Debt Securities are not subject to a sinking fund provision. The entire principal amount of the Series A Subordinated Debt Securities will become due and payable, together with any accrued and unpaid interest thereon, including Additional Interest (as hereinafter defined), if
any, on          , 2024.

     If Series A Subordinated Debt Securities are distributed to holders of Series A Preferred Securities in liquidation of such holders' interests in MCN Michigan, such Series A Subordinated Debt Securities will initially be issued as a Global Security (as defined below). As described herein, under certain limited circumstances, Series A Subordinated Debt Securities may be issued in certificated form in exchange for a Global Security (as defined below). See "-- Book-Entry and Settlement". In the event that Series A Subordinated Debt Securities are issued in certificated form, such Series A Subordinated Debt Securities will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below. Payments on Series A Subordinated Debt Securities issued as a Global Security will be made to the depositary for the Series A Subordinated Debt Securities. In the event Series A Subordinated Debt Securities are issued in certificated form, principal and interest will be payable, the transfer of the Series A Subordinated Debt Securities will be registrable and Series A Subordinated Debt Securities will be exchangeable for Series A Subordinated Debt Securities of other denominations of a like aggregate principal amount at the corporate trust office of the Trustee in Detroit, Michigan; provided, that payment of interest may be made at the option of MCN by check mailed to the address of the persons entitled thereto.

MANDATORY PREPAYMENT

     If MCN Michigan redeems Series A Preferred Securities in accordance with the terms thereof, the Series A Subordinated Debt Securities will become due and payable in a principal amount equal to the aggregate stated liquidation preference of the Series A Preferred Securities so redeemed, together with any accrued and unpaid interest, including Additional Interest, if any, to the date fixed for redemption. Any payment pursuant to this provision shall be made prior to 12:00 noon, New York time, on the date of such redemption or at such other time on such earlier date as the parties thereto shall agree.

OPTIONAL REDEMPTION

     If there shall be no Series A Preferred Securities outstanding, MCN shall have the right to redeem the Series A Subordinated Debt Securities, in whole or
in part, from time to time, on or after          , 1999, upon not less than 30
nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest, if any, to the redemption date.

INTEREST

     Each Series A Subordinated Debt Security shall bear interest at the rate of
[     ]% per annum from the original date of issuance, payable monthly in arrears on the last day of each calendar month of each year (each, an "Interest
Payment Date"), commencing             , 1994, to the person in whose name such
Series A Subordinated Debt Security is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. In the event the Series A Subordinated Debt Securities shall not continue to remain in book-entry-only form, MCN shall have the right to select record dates which shall be more than one Business Day prior to the Interest Payment Date.

     The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series A Subordinated Debt Securities is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     MCN shall have the right at any time, and from time to time, during the term of the Series A Subordinated Debt Securities to extend the interest payment period for a period not exceeding 60 consecutive months (the "Extension Period"), at the end of which Extension Period, MCN shall pay all interest then accrued and unpaid (including any Additional Interest) (together with interest thereon at the rate specified for the Series A Subordinated Debt Securities to the extent permitted by applicable law); provided, that, during any such Extension Period, MCN shall not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to any of its capital stock until deferred interest on the Series A Subordinated Debt Securities is paid in full. Prior to the termination of any such Extension Period, MCN may further extend the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof may not exceed 60 consecutive months. Upon the termination of any Extension Period and the payment of all amounts then due, MCN may select a new Extension Period, subject to the above requirements. No interest during an Extension Period, except at the end thereof, shall be due and payable. If MCN Michigan shall be the sole holder of the Series A Subordinated Debt Securities, MCN shall give MCN Michigan notice of its selection of such Extension Period one Business Day prior to the earlier of (i) the date the dividends on the Series A Preferred Securities are payable or (ii) the date MCN Michigan is required to give notice to the New York Stock Exchange or other applicable self-regulatory organization or to holders of the Series A Preferred Securities of the record date or the date such dividend is payable, but in any event not less than one Business Day prior to such record date. MCN shall cause MCN Michigan to give notice of MCN's selection of such Extension Period to the holders of the Series A Preferred Securities. If MCN Michigan shall not be the sole holder of the Series A Subordinated Debt Securities, MCN shall give the holders of the Series A Subordinated Debt Securities notice of its selection of such Extension Period ten Business Days prior to the earlier of (i) the Interest Payment Date or (ii) the date MCN is required to give notice to the New York Stock Exchange or other applicable self-regulatory organization or to holders of the Series A Subordinated Debt Securities, of the record or payment date of such related interest payment but in any event not less than two Business Days prior to such record date.

ADDITIONAL INTEREST

     If at any time MCN Michigan shall be required to pay any interest on dividends in arrears in respect of the Series A Preferred Securities pursuant to the terms thereof, then MCN will pay as interest to MCN Michigan as the holder of the Series A Subordinated Debt Securities ("Additional Interest") an amount equal to such interest on dividends in arrears. In addition, if MCN Michigan would be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any such case, MCN also will pay as Additional Interest such amounts as shall be required so that the net amounts received and retained by MCN Michigan after paying any such taxes, duties, assessments or other governmental charges will be not less than the amounts MCN Michigan would have received had no such taxes, duties, assessments or other governmental charges been imposed.

SET-OFF

     Notwithstanding anything to the contrary in the Indenture, MCN shall have the right to set-off any payment it is otherwise required to make thereunder with and to the extent MCN has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

EVENTS OF DEFAULT

     In the case any Event of Default (as defined in the Indenture) shall occur and be continuing, MCN Michigan will have the right to declare the principal of and the interest on the Series A Subordinated Debt Securities (including any Additional Interest) and any other amounts payable under the Indenture to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Series A Subordinated Debt Securities. See "Enforcement of Certain Rights by Special Representative" below for a discussion of certain rights available to holders of the Series A Preferred Securities upon the occurrence of an Event of Default.

ENFORCEMENT OF CERTAIN RIGHTS BY SPECIAL REPRESENTATIVE

     If (i) MCN Michigan fails to pay dividends in full on the Series A Preferred Securities for 18 consecutive monthly dividend periods; (ii) an Event of Default (as defined in the Indenture) occurs and is continuing on the Series A Subordinated Debt Securities; or (iii) MCN is in default on any of its payment of other obligations under the Guarantee, under the terms of the Series A Preferred Securities, the holders of outstanding Series A Preferred Securities will have the rights referred to under "Description of the Series A Preferred Securities -- Voting Rights", including the right to appoint a Special Representative, which Special Representative shall, if an Event of Default occurs under the Subordinated Debt Securities Indenture, be authorized to exercise MCN Michigan's right to accelerate the principal amount of the Series A Subordinated Debt Securities and to enforce MCN Michigan's other creditor rights under the Series A Subordinated Debt Securities. Notwithstanding the appointment of any such Special Representative, MCN shall continue as General Partner and shall retain all rights under the Indenture, including the right to extend the interest payment period. See "-- Option to Extend Interest Payment Period". If such an extension occurs, there will be no Event of Default under the Subordinated Debt Securities Indenture for failure to make any scheduled interest payment during the Extension Period on the date originally scheduled.

BOOK-ENTRY AND SETTLEMENT

     If distributed to holders of Series A Preferred Securities in connection with the dissolution of MCN Michigan as a result of the occurrence of a Tax Event, the Series A Subordinated Debt Securities will be issued in the form of one or more global certificates (each, a "Global Security") registered in the name of the depositary or its nominee. Except under the limited circumstances described below, Series A Subordinated Debt Securities represented by the Global Security will not be exchangeable for, and will not otherwise be issuable as, Series A Subordinated Debt Securities in definitive form. The Global Securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Global Security.

     Except as provided below, owners of beneficial interests in such a Global Security will not be entitled to receive physical delivery of Series A Subordinated Debt Securities in definitive form and will not be considered the Holders (as defined in the Indenture) thereof for any purpose under the Indenture, and no Global Security representing Series A Subordinated Debt Securities shall be exchangeable, except for another Global Security of like denomination and tenor to be registered in the name of the depositary or its nominee or to a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture.

THE DEPOSITARY

     If Series A Subordinated Debt Securities are distributed to holders of Series A Preferred Securities in liquidation of such holders' interests in MCN Michigan, DTC will act as securities depositary for the Series A Subordinated Debt Securities. For a description of DTC and the specific terms of the depository arrangements, see "Description of the Series A Preferred Securities
- -- Book-Entry-Only Issuance -- The Depository Trust Company". As of the date of this Prospectus Supplement, the description therein of DTC's book-entry system and DTC's practices as they relate to purchases, transfers, notices and payments with respect to the Series A Preferred Securities apply in all material respects to any debt obligations represented by one or more Global Securities held by DTC. MCN may appoint a successor to DTC or any successor depositary in the event DTC or such successor depositary is unable or unwilling to continue as depositary.

     None of MCN, MCN Michigan, the Trustee, any paying agent and any other agent of MCN or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Series A Subordinated Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DISCONTINUANCE OF THE DEPOSITARY'S SERVICES

     A Global Security shall be exchangeable for Series A Subordinated Debt Securities registered in the names of persons other than the depositary or its nominee only if (i) the depositary notifies MCN that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed, or if any time the depositary ceases to be a clearing agency registered under the 1934 Act at a time when the depositary is required to be so registered to act as such depositary and no successor depositary shall have been appointed, (ii) MCN in its sole discretion determines that such Global Security shall be so exchangeable or (iii) there shall have occurred an Event of Default with respect to such Series A Subordinated Debt Securities. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Series A Subordinated Debt Securities registered in such names as the depositary shall direct. It is expected that such instructions will be based upon directions received by the depositary from its Participants with respect to ownership of beneficial interests in such Global Security.

MISCELLANEOUS

     For restrictions on certain actions of the General Partner with respect to Series A Subordinated Debt Securities held by MCN Michigan, see "Description of the Series A Preferred Securities -- Voting Rights".

                        EFFECT OF OBLIGATIONS UNDER THE
            SERIES A SUBORDINATED DEBT SECURITIES AND THE GUARANTEE

     As set forth in the Limited Partnership Agreement, the sole purpose of MCN Michigan is to issue limited partnership interests in MCN Michigan, including, without limitation, the Series A Preferred Securities, and to use the proceeds thereof to purchase the Series A Subordinated Debt Securities or other similar debt instruments of MCN.

     As long as payments of interest and other payments are made when due on the Series A Subordinated Debt Securities, such payments will be sufficient to cover dividends and payments due on the Series A Preferred Securities primarily because (i) the aggregate principal amount of Series A Subordinated Debt Securities will be equal to the sum of the aggregate stated liquidation preference of the Series A Preferred Securities and the General Partnership Payment; (ii) the interest rate and interest and other payment dates on the Series A Subordinated Debt Securities will match the dividend rate and dividend and other payment dates for the Series A Preferred Securities; (iii) the Limited Partnership Agreement provides that MCN, as General Partner, shall pay for all, and MCN Michigan shall not be obligated to pay, directly or indirectly, for any, costs and expenses of MCN Michigan; and (iv) the Limited Partnership Agreement further provides that the General Partner shall not cause or permit MCN Michigan to, among other things, engage in any activity that is not consistent with the purposes of MCN Michigan.

     If MCN fails to make interest or other payments on the Series A Subordinated Debt Securities when due (taking account of any Extension Period), the Limited Partnership Agreement provides a mechanism whereby the holders of the Series A Preferred Securities may enforce the rights of MCN Michigan under the Series A Subordinated Debt Securities through the appointment of a Special Representative. Payments of dividends and other payments due on the Series A Preferred Securities out of moneys held by MCN Michigan are guaranteed by MCN to the extent set forth under "Description of the Guarantee" in the accompanying Prospectus. The Limited Partnership Agreement also provides, and MCN, under the Guarantee, acknowledges, that a Special Representative may be appointed to enforce the Guarantee if MCN is in default on any of its payment obligations under the Guarantee. In addition, if the General Partner or the Special Representative fails to enforce the Guarantee, a holder of a Series A Preferred Security may institute a legal proceeding directly against MCN to enforce its rights under the Guarantee without first instituting a legal proceeding against MCN Michigan or any other person or entity.

                     UNITED STATES FEDERAL INCOME TAXATION

GENERAL

     This section is a summary of certain United States federal income tax considerations that may be relevant to prospective purchasers of Series A Preferred Securities and represents the opinion of Sidley & Austin, special tax counsel to MCN and MCN Michigan, insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause tax consequences to vary substantially from the consequences described below.

     No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Series A Preferred Securities. Moreover, the discussion focuses on initial purchasers of Series A Preferred Securities that are individual citizens or residents of the United States that hold the Series A Preferred Securities as a capital asset and has only limited application to corporations, estates, trusts or non-resident aliens. Accordingly, each prospective purchaser of Series A Preferred Securities should consult, and should depend on, its own tax advisor in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Series A Preferred Securities.

INCOME FROM SERIES A PREFERRED SECURITIES

     MCN Michigan will be treated as a partnership and the Series A Subordinated Debt Securities will be treated as indebtedness for federal income tax purposes. Accordingly, each holder of Series A Preferred Securities (a "Preferred Securityholder") will be required to include in gross income the Preferred Securityholder's distributive share of the net income of MCN Michigan. Such income will not exceed the dividends received on such Series A Preferred Securities, except in limited circumstances as described below under "Potential Extension of Interest Payment Period". Any amount so included in a Preferred Securityholders' gross income will increase its tax basis in the Series A Preferred Securities, and the amount of cash dividends to the Preferred Securityholder will reduce its tax basis in the Series A Preferred Securities. No portion of such income will be eligible for the dividends received deduction.

DISPOSITION OF SERIES A PREFERRED SECURITIES

     A Preferred Securityholder will recognize gain or loss on a sale of Series A Preferred Securities, including a redemption for cash of all of a Preferred Securityholder's Series A Preferred Securities, equal to the difference between the amount realized and the Preferred Securityholder's tax basis for the Series A Preferred Securities sold or redeemed. In the case of a cash distribution in partial redemption of a Preferred Securityholder's Series A Preferred Securities, no loss will be recognized, such holder's tax basis in the Series A Preferred Securities will be reduced by the amount of the distribution, and such holder will recognize gain to the extent, if any, that the amount of the distribution exceeds such holder's tax basis in the Series A Preferred Securities. Gain or loss recognized by a Preferred Securityholder on the sale or exchange of a Series A Preferred Security held for more than one year will generally be taxable as long-term capital gain or loss.

RECEIPT OF SERIES A SUBORDINATED DEBT SECURITIES OR CASH UPON LIQUIDATION OF MCN MICHIGAN

     Under certain circumstances, as described under the caption "Description of the Series A Preferred Securities -- Tax Event Redemption or Distribution", Series A Subordinated Debt Securities may be distributed to Preferred Securityholders in exchange for the Series A Preferred Securities and in liquidation of MCN Michigan. Under current United States federal income tax law, such a distribution would be treated as a non-taxable exchange to each Preferred Securityholder and each Preferred Securityholder would receive an aggregate tax basis in the Series A Subordinated Debt Securities equal to such holder's aggregate tax basis in its Series A Preferred Securities. A holder's holding period in the Series A Subordinated Debt Securities so received in liquidation of MCN Michigan would include the period for which the Series A Preferred Securities were held by such holder. Under a change in law, a change in legal interpretation or the other circumstances giving rise to a Tax Event, however, the dissolution in which Preferred Securityholders receive cash in exchange for Series A Preferred Securities generally will be taxable to a Preferred Securityholder and such holder will recognize gain or loss measured by the difference between the amount of the cash received and such holder's tax basis in its Series A Preferred Securities.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD

     MCN has the right to extend, from time to time, the interest payment period on the Series A Subordinated Debt Securities to a period not exceeding 60 consecutive months. In the event that the interest payment period is extended, MCN Michigan will continue to accrue income, equal to the amount of the interest payment due at the end of the Extension Period, over the length of the Extension Period.

     Accrued income for any month will be allocated, but not distributed, to Preferred Securityholders of record on the Business Day preceding the last day of each calendar month. As a result, Preferred Securityholders of record during an Extension Period will include interest in gross income in advance of the receipt of cash, and any such holders who dispose of Series A Preferred Securities prior to the record date for the payment of dividends following such Extension Period will include interest in gross income but will not receive any cash related thereto from MCN Michigan. The tax basis of a Series A Preferred Security will be increased by the amount of any interest that is included in income without a receipt of cash, and will be decreased again when and if such cash is subsequently received from MCN Michigan.

USE OF CONVENTION

     MCN Michigan will adopt a convention under which all of the net income accrued by MCN Michigan in any calendar month will be allocated to the holders of record on the record date for dividends in respect of such month. It is unclear whether this convention will be respected for federal income tax purposes. If it is not respected, the distributive share of MCN Michigan's net income allocable to Series A Preferred Securities in respect of a month in which such Series A Preferred Securities are sold may be allocated between the seller and the purchaser on some other basis. Any amount so allocated to the holder, whether as seller or purchaser, would be includible in the holder's income and would increase such holder's tax basis in the Series A Preferred Securities.

MCN MICHIGAN INFORMATION RETURNS AND AUDIT PROCEDURES

     MCN, as the General Partner in MCN Michigan, will furnish each Preferred Securityholder with a Schedule K-1 each year setting forth such Preferred Securityholder's allocable share of income for the prior calendar year. MCN is required to furnish such Schedule K-1 as soon as practicable following the end of the year, but in any event within 90 days after the end of MCN Michigan's fiscal year.

     Any person who holds Series A Preferred Securities as a nominee for another person is required to furnish to MCN Michigan (a) the name, address and taxpayer identification number of the Beneficial Owner and the nominee; (b) information as to whether the Beneficial Owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of Series A Preferred Securities held, acquired or transferred for the Beneficial Owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Series A Preferred Securities they acquire, hold or transfer for their own accounts. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to MCN Michigan. The nominee is required to supply the Beneficial Owners of the Series A Preferred Securities with the information furnished to MCN Michigan.

UNITED STATES ALIEN HOLDERS

     For purposes of this discussion, a "United States Alien Holder" is any Preferred Securityholder who or which is (i) a nonresident alien individual or
(ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of a Series A Preferred Security.

     Under current United States federal income tax law, subject to the discussion below with respect to backup withholding:

          (i) Payments by MCN Michigan or any of its paying agents to any holder of a Series A Preferred Security who or which is a United States Alien Holder will not be subject to United States federal withholding tax provided that (a) the Beneficial Owner of the Series A Preferred Security does not actually or constructively own 10% or more of the total combined voting power of all classes of capital stock of MCN entitled to vote, (b) the Beneficial Owner of the Series A Preferred Security is not a controlled foreign corporation that is related to MCN through stock ownership and (c) either (x) the Beneficial Owner of the Series A Preferred Security certifies to MCN Michigan or its agent, under penalties of perjury, that it is a United States Alien Holder and provides its name and address or (y) the holder of the Series A Preferred Security is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution"), and such holder certifies to MCN Michigan or its agent under penalties of perjury that such statement has been received from the Beneficial Owner by it or by a financial institution between it and the Beneficial Owner and furnishes MCN Michigan or its agent with a copy thereof; and

          (ii) a United States Alien Holder of a Series A Preferred Security will generally not be subject to United States federal withholding tax on any gain realized on the sale or exchange of a Series A Preferred Security unless such holder is present in the United States for 183 days or more in the taxable year of sale and either has a "tax home" in the United States or certain other requirements are met.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments to noncorporate United States holders of the proceeds of the sale of Series A Preferred Securities within the United States and "backup withholding" at a rate of 31% will apply to such payments if the United States holder fails to provide an accurate taxpayer identification number.

     Payments of the proceeds from the sale by a United States Alien Holder of Series A Preferred Securities made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding, except that, if the broker is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of Series A Preferred Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES A PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), MCN Michigan has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch,
Pierce, Fenner & Smith Incorporated, and                     , are acting as
representatives (the "Representatives"), has severally agreed to purchase the number of Series A Preferred Securities set forth opposite its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Series A Preferred Securities offered hereby if any of the Series A Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                             NUMBER OF
                                                                             PREFERRED
                                         UNDERWRITERS                        SECURITIES
                                         ------------                        ----------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.........................................
                                                                             ----------
                     Total................................................
                                                                              =========

     The Underwriters propose to offer the Series A Preferred Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities
dealers at such price less a concession of $       per Series A Preferred
Security. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $       per Series A Preferred Security to certain brokers and
dealers. After the Series A Preferred Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     In view of the fact that the proceeds of the sale of the Series A Preferred Securities will ultimately be used to purchase the Series A Subordinated Debt Securities, the Underwriting Agreement provides that MCN has agreed to pay as compensation ("Underwriters' Compensation") for the Underwriters' arranging the investment therein of such proceeds, an amount in New York Clearing House (next
day) funds of $       per Series A Preferred Security (or $       in the
aggregate) for the accounts of the several Underwriters provided that such compensation for sales of 10,000 or more Series A Preferred Securities to any
single purchaser will be $          per Series A Preferred Security. Therefore,
to the extent of such sales, the actual amount of Underwriters Compensation will be less than the aggregate amount specified in the preceding sentence.

     MCN and MCN Michigan have agreed, during the period beginning from the date of the Underwriting Agreement and continuing to and including the earlier of (i) the date after the closing date on which the distribution of the Series A Preferred Securities and the Guarantee ceases, as determined by the Underwriters, or (ii) 90 days after the closing date, not to offer, sell, contract to sell, or otherwise dispose of any Series A Preferred Securities, any limited partnership interests of MCN Michigan, or any preferred stock or any other securities of MCN Michigan or MCN which are substantially similar to the Series A Preferred Securities including the Guarantee, or any securities convertible into or exchangeable for Series A Preferred Securities, limited partnership interests, preferred stock or such substantially similar securities of either MCN Michigan or MCN, without the prior written consent of the Underwriters.

     Prior to this offering, there has been no public market for the Series A Preferred Securities. In order to meet one of the requirements for listing the Series A Preferred Securities on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more Series A Preferred Securities to a minimum of [400] beneficial holders.

     MCN Michigan and MCN have agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Certain of the Underwriters engage in transactions with, and, from time to time, have performed services for, MCN and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Certain matters of Michigan law relating to the formation of MCN Michigan, the status of the Preferred Securities, and certain effects of the Limited Partnership Agreement with respect to Preferred Partners (as such term is defined in the Limited Partnership Agreement) are being passed upon by Dickinson, Wright, Moon, Van Dusen & Freeman, special Michigan counsel to MCN Michigan. The validity of the Indenture, the Guarantee and the Series A Subordinated Debt Securities will be passed upon on behalf of MCN Michigan and MCN by Daniel L. Schiffer, Vice President, General Counsel and Secretary of MCN and on behalf of the Underwriters by LeBoeuf, Lamb, Greene and MacRae, a partnership including professional corporations, New York, New York. Statements as to United States taxation in the Prospectus Supplement in the second paragraph under the caption "Investment Considerations -- Tax Event Redemption or Distribution", and under the caption "United States Federal Income Taxation", have been passed upon for MCN and MCN Michigan by Sidley & Austin, special tax counsel to MCN Michigan and MCN, and are stated herein on their authority.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 1994
PROSPECTUS

                                  $300,000,000

                                   [MCN LOGO]

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                  COMMON STOCK
                                      AND
             MCN MICHIGAN LIMITED PARTNERSHIP PREFERRED SECURITIES
                            ------------------------

     MCN Corporation, a Michigan Corporation, ("MCN" or the "Company") may offer, from time to time, (i) unsecured senior debt securities (the "Senior Debt Securities") consisting of debentures, notes or other unsecured evidences of indebtedness, (ii) unsecured subordinated debt securities (the "Subordinated Debt Securities") consisting of debentures, notes and other unsecured evidence of indebtedness (item (i) or (ii) above being referred to herein as the "Debt Securities"), (iii) MCN Common Stock $.01 par value ("MCN Common Stock"), and
(iv) its guarantee of MCN Michigan Limited Partnership preferred securities ("Preferred Securities"), or any combination of the foregoing, in each case in one or more series and in amounts, at prices and on terms to be determined at or prior to the time of sale.

     MCN Michigan Limited Partnership ("MCN Michigan"), a Michigan special purpose limited partnership in which MCN is the general partner, may offer, from time to time, its Preferred Securities, representing limited partner interests in one or more series. The payment of periodic cash distributions ("dividends") with respect to Preferred Securities of any series, out of moneys held by MCN Michigan, and payments on liquidation or redemption with respect to the Preferred Securities are guaranteed by MCN to the extent described herein (the "Guarantee"). MCN's obligations under the Guarantee are subordinate and junior in right of payment to all other liabilities of MCN and pari passu with the most senior preferred stock issued by MCN. Subordinated Debt Securities also may be issued and sold from time to time in one or more series by MCN to MCN Michigan in connection with the investment of the proceeds from the offering of Preferred Securities. MCN's obligations under the Subordinated Debt Securities are subordinate to the Senior Indebtedness (as defined herein) and pari passu with MCN trade creditors. The Subordinated Debt Securities subsequently may be distributed pro rata to holders of Preferred Securities in connection with the dissolution of MCN Michigan upon the occurrence of certain events as may be described in an accompanying Prospectus Supplement (a "Prospectus Supplement").

     Specific terms of the particular Debt Securities, MCN Common Stock and Preferred Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement or Supplements, together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the following: (i) in the case of Debt Securities, the designation, aggregate principal amount, denomination, maturity, any exchange, conversion, redemption or sinking fund provisions, interest rate (which may be fixed or variable), the time and method of calculating interest payments, the right of the Company, if any, to defer payment of interest on the Subordinated Debt Securities and the maximum length of such deferral period, any listing on a securities exchange and other specific terms of the offering, (ii) in the case of MCN Common Stock, the designation, number of shares, public offering price and other specific terms of the offering and (iii) in the case of Preferred Securities, the designation, number of shares, liquidation preference per security, initial public offering price, any listing on a securities exchange, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any voting rights, any redemption, exchange or sinking fund provisions, any other rights, preferences, privileges, limitations or restrictions relating to the Preferred Securities of a specific series and the terms upon which the proceeds of the sale of the Preferred Securities will be loaned to MCN. The offering price to the public of the Offered Securities will be limited to $300,000,000 in the aggregate.

     The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol MCN. See "Description of MCN Capital Stock -- Price Range of MCN Common Stock and Common Stock Dividends".

     MCN and/or MCN Michigan may sell the Offered Securities directly, through agents designated from time to time or through underwriters or dealers. See "Plan of Distribution." If any agents of MCN and/or MCN Michigan or any underwriters or dealers are involved in the sale of the Offered Securities, the names of such agents, underwriters or dealers and any applicable commissions and discounts will be set forth in the related Prospectus Supplement.

     This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECU-RITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
              CRIMINAL OFFENSE.
                            ------------------------
               THE DATE OF THIS PROSPECTUS IS             , 1994.

                             AVAILABLE INFORMATION

    MCN is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information concerning MCN can be inspected and copied at the SEC's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. Such reports, proxy statements and other information may also be inspected at the offices of the NYSE, on which MCN Common Stock is traded, at 20 Broad Street, New York, New York 10005.

    This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to MCN and the Offered Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

    No separate financial statements of MCN Michigan have been included herein. MCN and MCN Michigan do not consider that such financial statements would be material to holders of Preferred Securities because MCN Michigan is a newly organized special purpose entity, has no operating history and no independent operations and is not engaged in, and does not propose to engage in, any activity other than the issuance of its Preferred Securities and the lending of the proceeds thereof to MCN. MCN Michigan is a limited partnership organized under the laws of the State of Michigan. MCN is the sole general partner in MCN Michigan and, as of the date hereof, directly or indirectly beneficially owns all of MCN Michigan's partnership interests. See "MCN Michigan Limited Partnership".

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by MCN (File No. 1-10070) with the SEC pursuant to the 1934 Act are incorporated by reference herein and made a part hereof:

    1. Annual Report on Form 10-K for the year ended December 31, 1993.

    2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994.

    3. The description of MCN's Common Stock as contained in its Form 8-B dated September 29, 1988.

    4. The description of MCN's Preferred Share Purchase Rights contained in its Form 8-A dated December 28, 1989.

    All documents filed by MCN pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date hereof and prior to the termination of the offering of the Offered Securities pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    MCN undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to: Investor Relations, MCN Corporation, 500 Griswold Street, Detroit, Michigan 48226; telephone 1-800-548-4655.

                                MCN CORPORATION

     MCN, a Michigan corporation organized in 1988, is the holding company for
(i) Michigan Consolidated Gas Company ("MichCon"), a public utility engaged in the distribution, transmission and storage of natural gas to more than 1.1 million customers throughout Michigan; (ii) Citizens Gas Fuel Company ("Citizens"), a natural gas utility servicing Adrian, Michigan; and (iii) MCN Investment Corporation ("MCN Investment"), the holding company for its nonutility businesses. MCN's principal executive office is located at 500 Griswold Street, Detroit, Michigan 48226, telephone number (313) 256-5500.

     Utility Services. MichCon and Citizens provide gas sales service primarily to residential and commercial customers and transportation service to large-volume customers. MichCon also provides transportation service to other gas utilities, gas marketers and producers.

     Gas Services. MCN Investment, through its subsidiary companies and various joint ventures, markets natural gas to large-volume customers, develops gas cogeneration facilities, provides gas gathering and processing services, engages in gas exploration and production and provides gas storage services.

     Computer Operations Services. The Genix Group, a wholly-owned subsidiary of MCN Investment, provides data processing, computer operations management, data telecommunications design and management, large-scale electronic printing and mailing, and business process solution services to more than 100 corporate clients in financial services, insurance, retailing, food processing, education, manufacturing and other industries. These services are provided through facilities located in Michigan, Pennsylvania and North Carolina.

     Gas Technology. MCN's gas technology programs are developing products to expand demand for natural gas.

     Capital investments will exceed $400 million in 1994, with over $250 million being invested in nonutility businesses, primarily to purchase gas reserves and for exploration and development. Approximately $150 million will be invested in MCN's utility services operations.

                        MCN MICHIGAN LIMITED PARTNERSHIP

     MCN Michigan is a limited partnership formed under the laws of the State of Michigan. MCN Michigan exists for the sole purpose of issuing its limited partnership interests and investing the net proceeds thereof in Subordinated Debt Securities. All of its partnership interests, as of the date hereof, are beneficially owned, directly or indirectly, by MCN. MCN is the sole general partner in MCN Michigan (the "General Partner"). MCN Finance Corporation, a Michigan corporation and wholly-owned subsidiary of MCN ("MCN Finance"), is, as of the date hereof, the sole limited partner in MCN Michigan. Upon the issuance of Preferred Securities, which securities represent limited partner interests in MCN Michigan, MCN Finance will withdraw as a limited partner. MCN Michigan has a term of approximately 99 years, unless earlier dissolved. MCN Michigan's registered office in the State of Michigan is 500 Griswold Street, Detroit, Michigan 48226, telephone number: (313) 256-5500. All of MCN Michigan's business and affairs will be conducted by MCN, as the sole general partner. The principal place of business of MCN Michigan is c/o MCN Corporation, 500 Griswold Street, Detroit, Michigan 48226, telephone number: (313) 256-5500.

                                USE OF PROCEEDS

     MCN intends to add the net proceeds from the sale of Offered Securities to its general funds, to be used for general corporate purposes, including capital expenditures, investment in subsidiaries, working capital, repayment of loans under bank credit agreements and repayment of other short-term borrowings. MCN Michigan will loan to MCN all proceeds received by MCN Michigan from the sale of its Preferred Securities.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated.

                                              TWELVE MONTHS
                                                  ENDED                 YEAR ENDED DECEMBER 31,
                                                JUNE 30,        ----------------------------------------
                                                  1994          1993     1992     1991     1990     1989
                                              -------------     ----     ----     ----     ----     ----
Ratio of Earnings to Fixed Charges(1).........      3.38        3.04     2.74     2.08     2.06     3.45

- -------------------------
(1) MCN has authority to issue up to 25,000,000 shares of preferred stock, no par value, however, there are currently no shares outstanding and MCN currently does not have a preferred stock dividend obligation. Therefore, the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends is equal to the Ratio of Earnings to Fixed Charges and is not disclosed separately.

     The Ratio of Earnings to Fixed Charges, and the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends are based on continuing operations. "Earnings" consist of the consolidated pre-tax income of MCN adjusted to exclude any income not actually received from less than 50% owned companies, plus fixed charges, less interest capitalized for nonutility operations. "Fixed Charges" represent (a) interest (whether expensed or capitalized), (b) amortization of debt discount or premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred stock dividend requirements of MichCon, increased to reflect the pre-tax earnings requirement.

                       DESCRIPTION OF MCN DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities may be issued, from time to time, in one or more series and will constitute either Senior Debt Securities or Subordinated Debt Securities. Senior Debt Securities will be issued under an Indenture (the "Senior Debt Securities Indenture"), between the Company and NBD Bank, N.A. ("NBD"), as trustee (the "Senior Debt Securities Trustee"). The Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Debt Securities Indenture") between the Company and NBD as trustee (the "Subordinated Debt Securities Trustee").

     The Senior Debt Securities Indenture and the Subordinated Debt Securities Indenture are referred to herein individually as an "Indenture" and, collectively, as the "Indentures," and the Senior Debt Securities Trustee and the Subordinated Debt Securities Trustee are referred to herein as the "Trustee." A copy of each Indenture is filed as an exhibit to the Registration Statement.

     The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the Indentures, including the definitions therein of certain terms. Certain capitalized terms herein are defined in the Indentures.

GENERAL

     The Debt Securities will be unsecured obligations of the Company.

     The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities may be issued thereunder, from time to time, in one or more series.

     Reference is made to the Prospectus Supplement relating to the Debt Securities being offered (the "Offered Debt Securities") for, among other things, the following terms thereof: (1) the title of the Offered

Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest or the method by which such rate or rates shall be determined and the date from which such interest will accrue or the method by which such date or dates shall be determined; (5) the dates on which such interest will be payable and the Regular Record Dates for such Interest Payment Dates; (6) the dates, if any, on which, and the price or prices at which, the Offered Debt Securities may, pursuant to any mandatory or optional sinking fund provisions, be redeemed by the Company and other detailed terms and provisions of such sinking funds; (7) the date, if any, after which, and the price or prices at which, the Offered Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the Holder thereof and other detailed terms and provisions of such optional redemption; (8) the right of the Company, if any, to defer payment of interest on the Subordinated Debt Securities and the maximum length of any such deferral period; and (9) any other terms of the Offered Debt Securities (which terms shall not be inconsistent with the appropriate Indenture). For a description of the terms of the Offered Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the description of Debt Securities set forth herein.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of, and any premium or interest on, the Offered Debt Securities will be payable, and the Offered Debt Securities will be exchangeable and transfers thereof will be registrable, at the Place of Payment, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities will be issued in United States dollars in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     For purposes of the descriptions of both the Senior Debt Securities and the Subordinated Debt Securities, certain defined terms have the following meanings:

     "Indebtedness" of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capitalized Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses
(i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "Significant Subsidiary" means a Subsidiary or Subsidiaries of the Company possessing assets (including the assets of its own Subsidiaries but without regard to the Company or any other Subsidiary) having a book value, in the aggregate, equal to not less than 10% of the book value of the aggregate assets of the Company and its Subsidiaries calculated on a consolidated basis.

     "Capitalized Lease Obligations" means an obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles.

     The Debt Securities may be issued under the Indentures as Original Issue Discount Securities to be offered and sold at a substantial discount below their principal amount. Special federal income tax, accounting and other considerations applicable to any such Original Issue Discount Securities will be described in any Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof as a result of the occurrence of an Event of Default and the continuation thereof.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities (as such term is defined below) that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement. The term "Global Security", when used with respect to any series of Debt Securities, means a Debt Security that is executed by the Company and authenticated and delivered by the Trustee to the Depositary or pursuant to the Depositary's instruction, which shall be registered in the name of the Depositary or its nominee and which shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, all of the Outstanding Debt Securities of such series or any portion thereof, in either case having the same terms, including, without limitation, the same original issue date, date or dates on which principal is due, and interest rate or method of determining interest.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or, if such Debt Securities are offered and sold directly by the Company, by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

THE TRUSTEE

     NBD is the Trustee under the Senior Debt Securities Indenture and the Subordinated Debt Securities Indenture. NBD has extended lines of credit to various subsidiaries of MCN. MCN and various of its subsidiaries maintain bank accounts and have other customary banking relationships with NBD in the ordinary course of business. In addition, various MCN subsidiaries borrow money from NBD. Mr. Thomas H. Jeffs II, President and Chief Operating Officer of NBD, serves as a Director of MCN. Mr. Alfred R. Glancy III, Chairman, President and Chief Executive Officer of MCN, serves as a Director of NBD.

PARTICULAR TERMS OF THE SENIOR DEBT SECURITIES

     The following description of the Senior Debt Securities sets forth certain general terms and provisions of the Senior Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Senior Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Senior Debt Securities so offered will be described in the Prospectus Supplement relating to such Senior Debt Securities.

RESTRICTIONS

     The Senior Debt Securities Indenture provides that the Company shall not consolidate with, merge with or into any other corporation (whether or not the Company shall be the surviving corporation), or sell, assign, transfer or lease all or substantially all of its properties and assets as an entirety or substantially as an entirety to any Person or group of affiliated Persons, in one transaction or a series of related transactions, unless: (1) either the Company shall be the continuing Person or the Person (if other than the Company) formed by such consolidation or with which or into which the Company is merged or the Person (or group of affiliated Persons) to which all or substantially all the properties and assets of the Company are sold, assigned, transferred or leased is a corporation (or constitute corporations) organized under the laws of the United States or any State thereof or the District of Columbia and expressly assumes, by an indenture supplemental to the Senior Debt Securities Indenture, all the obligations of the Company under the Senior Debt Securities and the Senior Debt Securities Indenture, executed and delivered to the Trustee in form satisfactory to the Trustee; (2) immediately before and after giving effect to such transaction or series of transactions, no Event of Default, and no Default, with respect to the Senior Debt Securities shall have occurred and be continuing; and (3) the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures comply with the Senior Debt Securities Indenture.

     The Senior Debt Securities Indenture also provides that the Company will not, nor will it permit any Significant Subsidiary to, create, incur, or suffer to exist any Lien in, of or on the property of the Company or any of its Subsidiaries, except: (i) Liens for taxes, assessments or governmental charges or levies on its property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with generally accepted principles of accounting shall have been set aside on its books; (ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on its books; (iii) Liens arising out of pledges or deposits under worker's compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation; (iv) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of the Company or its Subsidiaries; (v) Liens on the capital stock, partnership interest, or other evidence of ownership of any Subsidiary or such Subsidiary's assets that secure project financing for such Subsidiary; (vi) Liens arising in connection with first mortgage bonds issued by any Significant Subsidiary pursuant to any first mortgage indenture in effect as of the date of the Senior Debt Securities Indenture, as such indenture may be supplemented from time to time; (vii) purchase money liens upon or in property now owned or hereafter acquired in the ordinary course of business (consistent with the Company's business practices) to secure (A) the purchase price of such property or (B) Indebtedness incurred solely for the purpose of financing the acquisition, construction, or improvement of any such property to be subject to such liens, or Liens existing on any such property at the time of acquisition, or extensions, renewals, or replacements of any of the foregoing for the same or a lesser amount; provided that no such lien shall extend to or cover any property other than the property being acquired, constructed, or improved and replacements, modifications, and proceeds of such property, and no such extension, renewal, or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed, or replaced; (viii) Liens existing on the date Senior Debt Securities are first issued; and (ix) Liens for no more than 90 days arising from a transaction involving accounts receivable of the Company (including the sale of such accounts receivable), where such accounts receivable arose in the ordinary course of the Company's business.

     The Senior Debt Securities Indenture provides that the Company will not, nor will it permit any Subsidiary to, enter into any arrangement with any lender or investor (other than the Company or a Subsidiary), or to which such lender or investor (other than the Company or a Subsidiary) is a party, providing for the leasing by the Company or such Subsidiary for a period, including renewals, in excess of three years of any real property located within the United States which has been owned by the Company or such Subsidiary for more than six months and which has been or is to be sold or transferred by the Company or such Subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property unless either (a) the Company or such Subsidiary could create Indebtedness secured by a lien consistent with the restrictions set forth in the foregoing paragraph on the real property to be leased in an amount equal to the Value of such transaction without equally and ratably securing the Senior Debt Securities or (b) the Company, within six months after the sale or transfer shall have been made, applies an amount equal to the greater of (i) the net proceeds of the sale of the real property leased pursuant to such arrangement or
(ii) the fair market value of the real property so leased to the retirement of Senior Debt Securities and other obligations of the Company ranking on a parity with the Senior Debt Securities.

RANKING OF SENIOR DEBT SECURITIES

     The Senior Debt Securities will rank pari passu in right of payment with all other unsecured indebtedness of the Company, except that the Senior Debt Securities will be senior in right of payment to any subordinated indebtedness which, by its terms, is subordinate to the Senior Debt Securities.

EVENTS OF DEFAULT AND NOTICE THEREOF

     The following are Events of Default under the Senior Debt Securities Indenture with respect to Senior Debt Securities of any series: (1) failure to pay interest on any Senior Debt Security of that series when due, continued for 30 days; (2) failure to pay the principal of (or premium, if any, on) any Senior Debt Security of that series when due and payable at Maturity, upon redemption or otherwise; (3) failure to observe or perform any other covenant, warranty or agreement contained in the Senior Debt Securities of that series or in the Senior Debt Securities Indenture (other than a covenant, agreement or warranty included in the Senior Debt Securities Indenture solely for the benefit of Senior Debt Securities other than that series), continued for a period of 60 days after notice has been given to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the Outstanding Senior Debt Securities of that series; (4) failure to pay at final maturity, or acceleration of, Indebtedness of the Company having an aggregate principal amount of more than 1% of the Company's consolidated total assets (determined as of its most recent fiscal year-end), unless cured within 10 days after notice has been given to the Company by the Trustee or Holders of at least 10% in aggregate principal amount of the Outstanding Senior Debt Securities of that series; (5) certain events of bankruptcy, insolvency or reorganization relating to the Company; and
(6) any other Event of Default with respect to Senior Debt Securities of that series specified in the Prospectus Supplement relating thereto or Supplemental Indenture under which such series of Senior Debt Securities is issued.

     The Senior Debt Securities Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to Senior Debt Securities of any series, give the Holders of Senior Debt Securities of that series notice of all uncured Defaults or Events of Default known to it (the term "Default" includes any event which after notice or passage of time or both would be an Event of Default); provided, however, that, except in the case of an Event of Default or a Default in payment on any Senior Debt Securities of any series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or directors or responsible officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Senior Debt Securities of that series.

     If an Event of Default with respect to Senior Debt Securities of any series (other than due to events of bankruptcy, insolvency or reorganization) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Senior Debt Securities of that series, by notice in writing to the Company (and to the Trustee if given by the Holders of at least 25% in aggregate principal amount of the Senior Debt Securities of that series), may declare the unpaid principal of and accrued interest to the date of acceleration on all the Outstanding Senior Debt Securities of that series to be due and payable immediately and, upon any such declaration, the Senior Debt Securities of that series shall become immediately due and payable.

     If an Event of Default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the Outstanding Senior Debt Securities of any series will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of any Senior Debt Security of that series.

     Any such declaration with respect to Senior Debt Securities of any series may be annulled and past Events of Default and Defaults (except, unless theretofore cured, an Event of Default or a Default in payment of principal of or interest on the Senior Debt Securities of that series) may be waived by the Holders of a majority of the principal amount of the Outstanding Senior Debt Securities, upon the conditions provided in the Senior Debt Securities Indenture.

     The Senior Debt Securities Indenture provides that the Company shall periodically file statements with the Trustee regarding compliance by the Company with certain of the respective covenants thereof and shall specify any Event of Default or Defaults with respect to Senior Debt Securities of any series, in performing such covenants, of which the signers may have knowledge.

MODIFICATION OF SENIOR DEBT SECURITIES INDENTURE; WAIVER

     The Senior Debt Securities Indenture may be modified by the Company and the Trustee without the consent of any Holders with respect to certain matters, including (i) to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the Senior Debt Securities Indenture and (ii) to make any change that does not materially adversely affect the interests of any Holder of Senior Debt Securities of any series. In addition, under the Senior Debt Securities Indenture, certain rights and obligations of the Company and the rights of Holders of the Senior Debt Securities may be modified by the Company and the Trustee with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Senior Debt Securities of each series affected thereby; but no extension of the maturity of any Senior Debt Securities of any series, reduction in the interest rate or extension of the time for payment of interest, change in the optional redemption or repurchase provisions in a manner adverse to any Holder of Senior Debt Securities of any series, other modification in the terms of payment of the principal of, or interest on, any Senior Debt Securities of any series, or reduction of the percentage required for modification, will be effective against any Holder of any Outstanding Senior Debt Security of any series affected thereby without the Holder's consent. The Senior Debt Securities Indenture does not limit the aggregate amount of Senior Debt Securities of the Company which may be issued thereunder.

     The Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of any series may on behalf of the Holders of all Senior Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants of the Senior Debt Securities Indenture. The Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Debt Securities of any series may on behalf of the Holders of all Senior Debt Securities of that series waive any past Event of Default or Default under the Senior Debt Securities Indenture with respect to that series, except an Event of Default or a Default in the payment of the principal of, or premium, if any, or any interest on any Senior Debt Security of that series or in respect of a provision which under the Senior Debt Securities Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Senior Debt Security of that series affected.

DEFEASANCE

     The Company may terminate its substantive obligations in respect of Senior Debt Securities of any series (except for its obligations to pay the principal of (and premium, if any, on) and the interest on the Senior Debt Securities of that series) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or U.S. Government Obligations sufficient to pay all remaining indebtedness on the Senior Debt Securities of that series,
(ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Senior Debt Securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations, and (iii) complying with certain other requirements set forth in the Senior Debt Securities Indenture.

PARTICULAR TERMS OF THE SUBORDINATED DEBT SECURITIES

     The following description of the Subordinated Debt Securities sets forth the general terms and provisions of the Subordinated Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Subordinated Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply will be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

     For purposes of the description of the Subordinated Debt Securities, certain defined terms have the following meanings:

          "Senior Indebtedness" means the principal of and premium, if any, and interest on the following, whether outstanding on the date of execution of the Subordinated Debt Securities Indenture or thereafter incurred or created: (i) indebtedness of the Company for money borrowed by the Company (including purchase money obligations with an original maturity in excess of one year) or evidenced by debentures (other than the Subordinated Debt Securities), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by the Company; (ii) obligations with respect to letters of credit; (iii) indebtedness of the Company constituting a guarantee of indebtedness of others of the type referred to in the preceding clauses (i) and (ii); or (iv) renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses (i), (ii) and (iii) unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the Subordinated Debt Securities.

RESTRICTIONS

     The Subordinated Debt Securities Indenture provides that the Company shall not consolidate with, merge with or into any other corporation (whether or not the Company shall be the surviving corporation), or sell, assign, transfer or lease all or substantially all of its properties and assets as an entirety or substantially as an entirety to any Person or group of affiliated Persons, in one transaction or a series of related transactions, unless: (1) either the Company shall be the continuing Person or the Person (if other than the Company) formed by such consolidation or with which or into which the Company is merged or the Person (or group of affiliated Persons) to which all or substantially all the properties and assets of the Company are sold, assigned, transferred or leased is a corporation (or constitute corporations) organized under the laws of the United States or any State thereof or the District of Columbia and expressly assumes, by indentures supplemental to the Subordinated Debt Securities Indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all the obligations of the Company under the Subordinated Debt Securities and the Subordinated Debt Securities Indenture; (2) immediately before and after giving effect to such transaction or series of related transactions or series of transactions, no Event of Default, and no Default, with respect to the Subordinated Debt Securities shall have occurred and be continuing; and (3) the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or sale, assignment, transfer or lease and such supplemental indentures comply with the Subordinated Debt Securities Indenture.

     The Subordinated Debt Securities Indenture also provides that the Company will not, nor will it permit any Significant Subsidiary to, create, incur, or suffer to exist any Lien in, of or on the property of the Company or any of its Subsidiaries, except: (i) Liens for taxes, assessments or governmental charges or levies on its property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with generally accepted principles of accounting shall have been set aside on its books; (ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' liens and other similar Liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on its books; (iii) Liens arising out of pledges or deposits under worker's compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation; (iv) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of the Company or its Subsidiaries; (v) Liens on the capital stock, partnership interest, or other evidence of ownership of any Subsidiary or such Subsidiary's assets that secure project financing for such Subsidiary; (vi) Liens arising in connection with first mortgage bonds issued by any Significant Subsidiary pursuant to any first mortgage indenture in effect as of the date of the Subordinated Debt Securities Indenture, as such indenture may be supplemented from time to time; (vii) purchase money liens upon or in property now owned or hereafter acquired in the ordinary course of business (consistent with the Company's business practices) to secure (A) the purchase price of such property or (B) Indebtedness incurred solely for the purpose of financing the acquisition, construction, or improvement of any such property to be subject to such liens, or Liens existing on any such property at the time of acquisition, or extensions, renewals, or replacements of any of the foregoing for the same or a lesser amount; provided that no such lien shall extend to or cover any property other than the property being acquired, constructed, or improved and replacements, modifications, and proceeds of such property, and no such extension, renewal, or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed, or replaced; (viii) Liens existing on the date Subordinated Debt Securities are first issued; and (ix) Liens for no more than 90 days arising from a transaction involving accounts receivable of the Company (including the sale of such accounts receivable), where such accounts receivable arose in the ordinary course of the Company's business.

     The Subordinated Debt Securities Indenture provides that the Company will not, nor will it permit any Subsidiary to, enter into any arrangement with any lender or investor (other than the Company or a Subsidiary), or to which such lender or investor (other than the Company or a Subsidiary) is a party, providing for the leasing by the Company or such Subsidiary for a period, including renewals, in excess of three years of any real property located within the United States which has been owned by the Company or such Subsidiary for more than six months and which has been or is to be sold or transferred by the Company or such Subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property unless either (a) the Company or such Subsidiary could create Indebtedness secured by a lien consistent with the restrictions set forth in the foregoing paragraph on the real property to be leased in an amount equal to the Value of such transaction without equally and ratably securing the Subordinated Debt Securities or (b) the Company, within six months after the sale or transfer shall have been made, applies an amount equal to the greater of
(i) the net proceeds of the sale of the real property leased pursuant to such arrangement or (ii) the fair market value of the real property so leased to the retirement of Subordinated Debt Securities and other obligations of the Company ranking senior to or on a parity with the Subordinated Debt Securities.

EVENTS OF DEFAULT AND NOTICE THEREOF

     The following are Events of Default under the Subordinated Debt Securities Indenture with respect to the Subordinated Debt Securities of any series: (1) failure to pay interest on any Subordinated Debt Securities of that series when due, continued for 30 days; however, if the Company is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which the Company is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (2) failure to pay the principal of (or premium, if any, on) any Subordinated Debt Securities of that series when due and payable at Maturity, upon redemption or otherwise; however, if the Company is permitted by the terms of the Subordinated Debt Securities, of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which the Company is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (3) failure to observe or perform any other covenant, warranty or agreement contained in the Subordinated Debt Securities of that series or in the Subordinated Debt Securities Indenture (other than a covenant, agreement or warranty included in the Subordinated Debt Securities Indenture solely for the benefit of Subordinated Debt Securities of a series other than that series), continued for a period of 60 days after notice has been given to the Company by the applicable Trustee or Holders of at least 25% in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series; (4) failure to pay at final maturity, or acceleration of, Indebtedness of the Company having an aggregate principal amount of more than 1% of the Company's consolidated total assets (determined as of its most recent fiscal year-end), unless cured within 10 days after notice has been given to the Company by the Trustee or Holders of at least 10% in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series; (5) certain events of bankruptcy, insolvency or reorganization relating to the Company; and
(6) any other Event of Default with respect to Subordinated Debt Securities of that series specified in the Prospectus Supplement relating thereto.

     The Subordinated Debt Securities Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect Subordinated Debt Securities of any series, give the Holders of Subordinated Debt Securities of that series notice of all uncured Defaults or Events of Default known to it (the term "Default" includes any event which after notice or passage of time or both would be an

Event of Default); provided, however, that, except in the case of an Event of Default or a Default in payment on any Subordinated Debt Securities of any series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or directors or responsible officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Subordinated Debt Securities of that series.

     If an Event of Default with respect to Subordinated Debt Securities of any series (other than due to events of bankruptcy, insolvency or reorganization) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series, by notice in writing to the Company (and to the Trustee if given by the Holders of at least 25% in aggregate principal amount of the Subordinated Debt Securities of that series), may declare the unpaid principal of and accrued interest to the date of acceleration on all the Outstanding Subordinated Debt Securities of that series to be due and payable immediately and, upon any such declaration, the Subordinated Debt Securities of that series shall become immediately due and payable.

     If an Event of Default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the Outstanding Subordinated Debt Securities of any series will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of any Subordinated Debt Security of that series.

     Any such declaration with respect to Subordinated Debt Securities of any series may be annulled and past Events of Default and Defaults (except, unless theretofore cured, an Event of Default or a Default in payment of principal of or interest on the Subordinated Debt Securities of that series) may be waived by the Holders of a majority of the principal amount of the Outstanding Subordinated Debt Securities of that series, upon the conditions provided in the Subordinated Debt Securities Indenture.

     The Subordinated Debt Securities Indenture provides that the Company shall periodically file statements with the Trustees regarding compliance by the Company with certain of the respective covenants thereof and shall specify any Event of Default or Defaults with respect to Subordinated Debt Securities of any series, in performing such covenants, of which the signers may have knowledge.

MODIFICATION OF SUBORDINATED DEBT SECURITIES INDENTURE; WAIVER

     The Subordinated Debt Securities Indenture may be modified by the Company and the Trustee without the consent of any Holders with respect to certain matters, including (i) to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the Subordinated Debt Securities Indenture and (ii) to make any change that does not materially adversely affect the interests of any Holder of Subordinated Debt Securities of any series. In addition, under the Subordinated Debt Securities Indenture, certain rights and obligations of the Company and the rights of Holders of the Subordinated Debt Securities may be modified by the Company and the Trustee with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of each series affected thereby; but no extension of the maturity of any Subordinated Debt Securities of any series, reduction in the interest rate or extension of the time for payment of interest, change in the optional redemption or repurchase provisions in a manner adverse to any Holder of Subordinated Debt Securities of any series, other modification in the terms of payment of the principal of, or interest on, any Subordinated Debt Securities of any series, or reduction of the percentage required for modification, will be effective against any Holder of any Outstanding Subordinated Debt Security of any series affected thereby without the Holder's consent. The Subordinated Debt Securities Indenture does not limit the aggregate amount of Subordinated Debt Securities of the Company which may be issued thereunder.

     The Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of any series may on behalf of the Holders of all Subordinated Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants of the Subordinated Debt Securities Indenture. The Holders of not less than a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of any series may on behalf of the Holders of all Subordinated Debt Securities of that series waive any past Event of Default or Default under the Subordinated Debt Securities Indenture with respect to that series, except an Event of Default or a Default in the payment of the principal of, or premium, if any, or any interest on any Subordinated Debt Security of that series or in respect of a provision which under the Subordinated Debt Securities Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Subordinated Debt Security of that series affected.

DEFEASANCE

     The Company may terminate its substantive obligations in respect of Subordinated Debt Securities of any series (except for its obligations to pay the principal of (and premium, if any, on) and the interest on the Subordinated Debt Securities of that series) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or U.S. Government Obligations sufficient to pay all remaining indebtedness on the Subordinated Debt Securities of that series, (ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Subordinated Debt Securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations, and (iii) complying with certain other requirements set forth in the Subordinated Debt Securities Indenture.

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company and pari passu with MCN trade creditors. No payment on account of principal of, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of any sinking fund for, the Subordinated Debt Securities may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity thereof (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the Holders of such Senior Indebtedness. In addition, the Subordinated Debt Securities Indenture provides that if a default has occurred giving the holders of such Senior Indebtedness the right to accelerate the maturity thereof, or an event has occurred which, with the giving of notice, or lapse of time, or both, would constitute such an event of default, then unless and until such event shall have been cured or waived or shall have ceased to exist, no payment on account of principal, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of a sinking fund for, the Subordinated Debt Securities may be made. The Company shall give prompt written notice to the Trustee of any default under any Senior Indebtedness or under any agreement pursuant to which Senior Indebtedness may have been issued. The Subordinated Debt Securities Indenture provisions described in this paragraph, however, do not prevent the Company from making a sinking fund payment with Subordinated Debt Securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, liquidation or reorganization of the Company, all Senior Indebtedness must be paid in full before the Holders of the Subordinated Debt Securities are entitled to any payments whatsoever. As a result of these subordinated provisions, in the event of the Company's insolvency, holders of the Subordinated Debt Securities may recover ratably less than senior creditors of the Company.

                        DESCRIPTION OF MCN CAPITAL STOCK

     The following is a brief description of certain provisions relating to MCN capital stock:

     MCN has authority to issue up to 125,000,000 shares of capital stock, which are divided into two classes as follows: 25,000,000 shares of MCN Preferred Stock, no par value ("MCN Preferred Stock") and 100,000,000 shares of MCN Common Stock, par value $.01 per share. On August 31, 1994, there were no shares of MCN Preferred Stock outstanding and 29,754,426 shares of MCN Common Stock outstanding.

MCN COMMON STOCK

     Voting Rights: The holders of MCN Common Stock are entitled to one vote for each share on all matters voted upon by MCN's shareholders and, subject to any voting rights of outstanding MCN Preferred Stock, the holders of such shares possess all voting power.

     Any action required or permitted to be taken by any shareholder of MCN must be effected at a duly called annual or special meeting of such shareholders and may not be effected by any consent in writing by such shareholders. Except as otherwise permitted by law, special shareholder meetings of MCN may be called only pursuant to a resolution approved by the Board.

     The holders of MCN Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares of MCN Common Stock voting for the election of directors can elect 100% of the directors standing for election at any meeting if they choose to do so and, in such event, the holders of the remaining shares voting for the election of directors would not be able to elect any person or persons to the Board at that meeting.

     Dividend Rights: The holders of MCN Common Stock are entitled to such dividends as may be declared from time to time by the Board from funds legally available therefor subject to: (1) preferential dividend rights, if any, of any series of MCN Preferred Stock then outstanding; and (2) applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement or sinking funds for MCN Preferred Stock.

     Liquidation Rights: In the event of liquidation, the holders of MCN Common Stock will be entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them, subject to the rights of any holders of MCN Preferred Stock.

     No Preemptive Rights: No holder of MCN Common Stock has any right to subscribe to any additional securities which may be issued by MCN.

     Redemption and Conversion Provisions: MCN Common Stock does not have any redemption provisions or conversion rights.

     Preferred Share Purchase Rights: MCN Common Stock currently trades with Preferred Share Purchase Rights. The Rights, which cannot be traded separately from MCN Common Stock, are intended to protect shareholders in the event of an unsolicited attempt to acquire MCN and become exercisable upon the occurrence of certain triggering events. Triggering events include acquisition by a person or group of beneficial ownership of 20% or more of MCN's Common Stock. The Rights could also have the effect of delaying, deferring or preventing a takeover or change in control of MCN that has not been approved by the Board of Directors.

     Transfer Agent: The transfer agent and registrar for MCN Common Stock is First Chicago Trust Company of New York, 525 Washington Boulevard, Jersey City, New Jersey 07310.

PRICE RANGE OF MCN COMMON STOCK AND COMMON STOCK DIVIDENDS

     MCN Common Stock began trading on the NYSE on January 4, 1989, following the effective date of the restructuring of MichCon and subsequent formation of MCN as its holding company. The high and low sales prices of the Common Stock of MCN, reported as composite transactions, have been as follows:

                                                                                     CASH
                                                                                   DIVIDENDS
                                                                                   PAID PER
                                                                 HIGH      LOW       SHARE
                                                                 -----    -----    ---------
        1992
          First Quarter.......................................   $24 1/2  $21 3/4    $  .41
          Second Quarter......................................   24 7/8   21 5/8        .41
          Third Quarter.......................................   28 1/8   24 5/8        .41
          Fourth Quarter......................................      31    25 1/4        .42
        1993
          First Quarter.......................................   33 5/8      29         .42
          Second Quarter......................................   34 7/8   30 7/8        .42
          Third Quarter.......................................   36 1/2      33         .42
          Fourth Quarter......................................   36 5/8   33 7/8        .43
        1994
          First Quarter.......................................      40    33 3/4        .43
          Second Quarter......................................   40 1/4   35 1/4        .43
          Third Quarter (through August 31, 1994).............   40 1/2   37 7/8        .43

     The closing price of MCN Common Stock on September 28, 1994 was $36.125 per share. The book value of the Company's Common Stock on June 30, 1994 was $17.68 per share.

     The timing and amount of future cash dividends will depend on the financial condition of MCN, the income from its subsidiaries, primarily MichCon, internal cash requirements and other factors deemed relevant by MCN's Board of Directors.

     MCN sponsors a dividend reinvestment and stock purchase plan under which holders of record of MCN Common Stock and MichCon's $2.05 Series Preferred Stock may purchase a limited amount of MCN Common Stock without paying brokerage fees and other expenses. Under this plan, the MCN Common Stock may be purchased in the open market at prevailing prices or purchased from MCN at the average of the high and low sales prices on the NYSE during the five trading days immediately preceding the purchase.

MCN PREFERRED STOCK

     The Board of Directors of MCN is authorized, without further action by the shareholders of MCN, to issue up to 25,000,000 shares of MCN Preferred Stock, without par value, in one or more series, from time to time, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as may be provided in a resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the number of shares and designation; (ii) the dividend rate and whether the dividends are to be cumulative; (iii) whether shares are to be redeemable and, if so, the terms and provisions applying; (iv) whether the shares are subject to a purchase, retirement or sinking fund and, if so, the terms and provisions applying; (v) whether shares shall be convertible and, if so, the terms and provisions applying; (vi) what voting rights are to apply, if any, not to exceed one vote per share; (vii) the rights to which the holders of shares are entitled upon voluntary or involuntary liquidation or dissolution; and (viii) what restrictions are to apply, if any, on the issue or reissue of any additional MCN Preferred Stock. If MCN Preferred Stock of a class were to be issued, it would be preferred to the MCN Common Stock with respect to dividends and other matters and might have the effect of making more difficult any change in control of MCN.

     Management cannot currently foresee whether or when MCN might issue any shares of MCN Preferred Stock.

OTHER PROVISIONS

     The Articles of Incorporation of MCN provide for a classified Board of Directors; the removal of directors by a two-thirds vote of shareholders (but only for cause) or by vote of two-thirds of the other directors (with or without cause); procedures for nomination by shareholders of candidates for election as a director; director consideration of other constituencies when evaluating a business combination; the prohibition of shareholder action by written consent; supermajority (two-thirds) shareholder vote to amend or repeal the foregoing provisions; and limitations on the personal liability of directors. These provisions are generally intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and ensure the careful consideration of proposed business combinations and any appropriate alternatives for MCN's stockholders. Such provisions may have the effect of making more difficult or discouraging a proxy contest, or delaying, deferring or preventing a future takeover or change in control of MCN.

              DESCRIPTION OF THE MCN MICHIGAN PREFERRED SECURITIES

     MCN Michigan may issue, from time to time, Preferred Securities, in one or more series, having terms described in the Prospectus Supplement relating thereto. The limited partnership agreement of MCN Michigan will be amended and restated (as so amended and restated, the "Limited Partnership Agreement") to authorize the establishment of one or more series of Preferred Securities, having such terms, including dividends, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth therein or otherwise established by the General Partner pursuant thereto. Reference is made to the Prospectus Supplement relating to the Preferred Securities of a particular series for specific terms, including (i) the distinctive designation of such series which shall distinguish it from other series; (ii) the number of Preferred Securities included in such series, which number may be increased or decreased from time to time unless otherwise provided by the General Partner in creating the series; (iii) the annual dividend rate (or method of determining such rate) for Preferred Securities of such series and the date or dates upon which such dividends shall be payable, provided, however, dividends on any series of Preferred Securities shall be payable on a monthly basis to holders of such series of Preferred Securities as of a record date in each month during which such series of Preferred Securities are outstanding;
(iv) whether dividends on Preferred Securities of such series shall be cumulative, and, in the case of Preferred Securities of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on Preferred Securities of such series shall be cumulative; (v) the amount or amounts which shall be paid out of the assets of MCN Michigan to the holders of Preferred Securities of such series upon voluntary or involuntary dissolution, winding-up or termination of MCN Michigan;
(vi) the price or prices at which, the period or periods within which and the terms and conditions upon which Preferred Securities of such series may be redeemed or purchased, in whole or in part, at the option of MCN Michigan or the General Partner; (vii) the obligation, if any, of MCN Michigan to purchase or redeem Preferred Securities of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which Preferred Securities of such series shall be purchased or redeemed, in whole or in part, pursuant to such obligation; (viii) the period or periods within which and the terms and conditions, if any, including the price or prices or the rate or rates of conversion or exchange and the terms and conditions of any adjustments thereof, upon which the Preferred Securities of such series shall be convertible or exchangeable at the option of the holder of the Preferred Security, or MCN Michigan, into any other Interests (as such term is defined in the Limited Partnership Agreement) or securities or other property or cash or into any other series of Preferred Securities; (ix) the voting rights, if any, of Preferred Securities of such series in addition to those required by law or set forth in the Limited Partnership Agreement, and any requirement for the approval by the holders of Preferred Securities, or of Preferred Securities of one or more series, or of both, as a condition to specified action or amendments to the Limited Partnership Agreement; (x) the additional amounts, if any, which MCN Michigan will pay as a distribution as necessary in order that the net amounts received by holders of Preferred Securities of such series after withholding or deduction of certain taxes, duties, assessments or governmental charges will equal the amount which would have been receivable in respect of such Preferred Securities in the absence of such withholding or deduction; and (xi) any other relative rights, powers, preferences, privileges, limitations or restrictions of Preferred Securities of the series not inconsistent with the Limited Partnership Agreement or with applicable law. All Preferred Securities offered hereby will be guaranteed by MCN to the limited extent set forth below under "Description of the Guarantee." Any applicable federal income tax considerations applicable to any offering of Preferred Securities will be described in the Prospectus Supplement relating thereto. The aggregate number of Preferred Securities which MCN Michigan shall have authority to issue is unlimited.

                          DESCRIPTION OF THE GUARANTEE

     Set forth below is a summary of information concerning the Guarantee which will be executed and delivered by MCN for the benefit of the holders, from time to time, of Preferred Securities. The summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     MCN will irrevocably and unconditionally agree, to the extent set forth herein, to pay in full, to the holders of the Preferred Securities of each series, the Guarantee Payments (as defined below) (except to the extent paid by MCN Michigan), as and when due, regardless of any defense, right of set-off or counterclaim which MCN may have or assert against MCN Michigan. The following payments with respect to any series of Preferred Securities to the extent not paid by MCN Michigan (the "Guarantee Payments") will be subject to the Guarantee (without duplication): (i) any accrued and unpaid dividends which are required to be paid on the Preferred Securities of such series, to the extent MCN Michigan shall have funds legally available therefor, (ii) the redemption price, including all accrued and unpaid dividends (the "Redemption Price"), payable out of funds legally available therefor with respect to any Preferred Securities called for redemption by MCN Michigan and (iii) upon a liquidation of MCN Michigan, the lesser of (a) the aggregate of the liquidation preference and all accrued and unpaid dividends on the Preferred Securities of such series to the date of payment and (b) the amount of assets of MCN Michigan remaining available for distribution to holders of Preferred Securities of such series in liquidation of MCN Michigan. MCN's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by MCN to the holders of Preferred Securities or by causing MCN Michigan to pay such amounts to such holders.

CERTAIN COVENANTS OF MCN

     In the Guarantee, MCN will covenant that, so long as any Preferred Securities remain outstanding, MCN will not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock if at such time MCN shall be in default with respect to its payment or other obligations under the Guarantee or there shall have occurred any event that, with the giving of notice or lapse of time or both, would constitute an Event of Default under the Subordinated Debt Securities Indenture.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not adversely affect the rights of holders of Preferred Securities (in which case no vote will be required), the Guarantee may be changed only with the prior approval of the holders of not less than 66 2/3% in liquidation preference of the outstanding Preferred Securities. All guarantees and agreements contained in the Guarantee shall bind the successors, assignees, receivers, trustees and representatives of MCN and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

TERMINATION OF THE GUARANTEE

     The Guarantee will terminate and be of no further force and effect as to the Preferred Securities of any series upon full payment of the Redemption Price of all Preferred Securities of such series and will terminate completely upon full payment of the amounts payable upon liquidation of MCN Michigan. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities of any series must restore payment of any sums paid under such series of Preferred Securities or the Guarantee.

STATUS OF THE GUARANTEE

     The Guarantee will constitute an unsecured obligation of MCN and will rank
(i) subordinate and junior in right of payment to all other liabilities of MCN,
(ii) pari passu with the most senior preferred or preference stock now or hereafter issued by MCN and with any guarantee now or hereafter entered into by MCN in respect of any preferred or preference stock of any affiliate of MCN and
(iii) senior to MCN's common stock. The Limited Partnership Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Guarantee.

     The Guarantee will constitute a guarantee of payment and not of collection. The Guarantee will be deposited with the General Partner to be held for the benefit of the holders of each series of Preferred Securities. In the event of the appointment of a Special Representative to, among other things, enforce the Guarantee, the Special Representative may take possession of the Guarantee for such purpose. If no Special Representative has been appointed to enforce the Guarantee, the General Partner has the right to enforce the Guarantee on behalf of the holders of each series of Preferred Securities. The holders of not less than 10% in aggregate liquidation preference of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the Guarantee, including the giving of directions to the General Partner or the Special Representative, as the case may be. If the General Partner or the Special Representative fails to enforce the Guarantee as provided above, any holder of Preferred Securities may institute a legal proceeding directly against the Guarantor to enforce its rights under the Guarantee, without first instituting a legal proceeding against MCN Michigan or any other person or entity. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by MCN Michigan and by complete performance of all obligations under the Guarantee.

GOVERNING LAW

     The Guarantee will be governed by and construed in accordance with the laws of the State of New York.

                              PLAN OF DISTRIBUTION

     MCN and/or MCN Michigan may sell the Offered Securities (i) to or through underwriters or dealers; (ii) directly to purchasers; or (iii) through agents. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Securities and the proceeds to MCN and/or MCN Michigan from such sale; any underwriting discounts and commissions and other items constituting underwriters' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the

Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     If dealers are utilized in the sale of Offered Securities, MCN and/or MCN Michigan will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     The Offered Securities may be sold directly by MCN and/or MCN Michigan or through agents designated by MCN and/or MCN Michigan from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by MCN and/or MCN Michigan to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Offered Securities may be sold directly by MCN and/or MCN Michigan to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     If so indicated in the Prospectus Supplement, MCN and/or MCN Michigan will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Securities from MCN and/or MCN Michigan at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers and underwriters may be entitled under agreements with MCN and/or MCN Michigan to indemnification by MCN and/or MCN Michigan against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for MCN and/or MCN Michigan in the ordinary course of business.

     The Offered Securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the Offered Securities.

                             VALIDITY OF SECURITIES

     The validity of the Offered Securities of MCN will be passed upon for MCN and/or MCN Michigan by Daniel L. Schiffer, Esq., Vice President, General Counsel and Secretary of MCN Corporation, and for the underwriters by LeBoeuf, Lamb, Greene and MacRae, a partnership including professional corporations, New York, New York. Mr. Schiffer is a full-time employee and officer of MCN and owns 9,984 shares of MCN Common Stock as of August 31, 1994.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph relating to MCN's adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting For Postretirement Benefit Plans Other Than Pensions"), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

- ------------------------------------------------------
- ------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR UNDERWRITER. THIS PROSPECTUS SPEAKS AS OF ITS DATE AND NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------
                               TABLE OF CONTENTS

                                             PAGE
                                             ----
PROSPECTUS SUPPLEMENT
Selected Financial and Operating
  Information..............................   S-3
MCN Corporation............................   S-4
MCN Michigan Limited Partnership ..........   S-4
Investment Considerations..................   S-5
Capitalization of MCN at June 30, 1994.....   S-6
Use of Proceeds............................   S-7
Description of the Series A Preferred
  Securities...............................   S-7
Description of the Series A Subordinated
  Debt Securities..........................  S-17
Effect of Obligations Under the Series A
  Subordinated Debt Securities and the
  Guarantee................................  S-21
United States Federal Income Taxation......  S-21
Underwriting...............................  S-24
Legal Matters..............................  S-25
PROSPECTUS
Available Information......................     2
Incorporation of Certain Documents by
  Reference................................     2
MCN Corporation............................     3
MCN Michigan Limited Partnership ..........     3
Use of Proceeds............................     3
Ratio of Earnings to Fixed Charges and
  Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends................     4
Description of MCN Debt Securities.........     4
  General..................................     4
  Particular Terms of the Senior Debt
    Securities.............................     7
  Particular Terms of the Subordinated Debt
    Securities.............................    10
Description of MCN Capital Stock...........    14
  MCN Common Stock.........................    15
  Price Range of MCN Common Stock and
    Common Stock Dividends.................    16
  MCN Preferred Stock......................    16
  Other Provisions.........................    17
Description of the MCN Michigan Preferred
  Securities...............................    17
Description of the Guarantee...............    18
Plan of Distribution.......................    19
Validity of Securities.....................    20
Experts....................................    20

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                      PREFERRED SECURITIES

                                  MCN MICHIGAN
                              LIMITED PARTNERSHIP
                            GUARANTEED TO THE EXTENT
                              SET FORTH HEREIN BY

                                   [MCN LOGO]

                                     % CUMULATIVE
                             PREFERRED SECURITIES,
                                    SERIES A

                  --------------------------------------------

                             PROSPECTUS SUPPLEMENT
                  --------------------------------------------

                              MERRILL LYNCH & CO.

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are:

        SEC Registration Fee...............................................   $103,448
        NYSE Listing Fee...................................................     50,000*
        Printing and Engraving.............................................    100,000*
        Rating Agency Fee..................................................    125,000*
        Accounting Fees....................................................     60,000*
        Legal Fees.........................................................     50,000*
        Blue Sky Fees......................................................     12,000*
        Transfer Agent's Fees..............................................      4,000*
        Miscellaneous......................................................     20,000*
                                                                              --------
          Total............................................................   $524,448*
                                                                              ========

* Estimated, subject to future issuance of certain classes of Offered
  Securities.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 561 through 571 of the Michigan Business Corporation Act (the "MBCA") contain detailed provisions concerning the indemnification of directors and officers against judgments, penalties, fines and amounts paid in settlement of litigation.

     Article VI, Section 6.1 of the By-Laws of MCN provides that MCN shall indemnify its officers, directors, employees, agents and other persons to the fullest extent of the MBCA.

     Article NINTH of MCN's Articles of Incorporation provides that a director of MCN shall not be personally liable to MCN or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to MCN or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) a violation of Section 551(1) of the MBCA, or
(iv) any transaction from which the director derived an improper personal benefit. If the MBCA is amended after the date of MCN's Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of MCN shall be eliminated or limited to the fullest extent permitted by the MBCA, as so amended.

     MCN has entered into indemnification contracts with each officer and director of MCN, and certain officers of its subsidiaries, that contain provisions essentially similar to the provisions of the MBCA and MCN's Articles of Incorporation referred to above. In addition, MCN maintains directors' and officers' liability insurance which covers certain liabilities arising from the performance of their responsibilities as directors and officers.

     Section 9.03 of the Limited Partnership Agreement provides that, to the fullest extent permitted by applicable law, MCN Michigan shall indemnify the General Partner, the Special Representative, any affiliate of the General Partner or Special Representative, any officer, director, shareholder, partner, member, employee, representative or agent of the General Partner, the Special Representative, or any affiliate of the General Partner or Special Representative, and any employee or agent of MCN Michigan or its affiliates for any loss, damage or claim incurred by such person by reason of any act or omission performed or omitted by such person in good faith on behalf of MCN Michigan and in a manner reasonably believed to be within the scope of authority conferred on such person by the Limited Partnership Agreement, except that no such person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such person by reason of willful misconduct, gross negligence or fraud with respect to such acts or omissions. Section 9.03 also requires that expenses (including legal fees) be advanced to any such person to the fullest extent permitted by applicable law upon receipt by MCN Michigan of an undertaking from such person to repay such amount if it shall be determined that the person is not entitled to be indemnified. In addition, Section 8.02(a) of the Limited Partnership Agreement provides that the provisions of the Limited Partnership Agreement, to the extent that they restrict the duties and liabilities of any of the foregoing persons otherwise existing at law or in equity, are agreed by the parties to the Limited Partnership Agreement to replace such duties and liabilities.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER                                   DESCRIPTION OF DOCUMENT
- -------    -----------------------------------------------------------------------------------
   1-1     Form of Underwriting Agreement with respect to the MCN Senior Debt Securities (to be filed under subsequent Form 8-K).
   1-2     Form of Underwriting Agreement with respect to the MCN Subordinated Debt Securities
           (to be filed under subsequent Form 8-K).
   1-3     Form of Underwriting Agreement with respect to MCN Common Stock (to be filed under subsequent Form 8-K).
   1-4     Form of Underwriting Agreement with respect to MCN Michigan Limited Partnership
           Preferred Securities (to be filed under subsequent Form 8-K).
   4-1     Articles of Incorporation of MCN Corporation (Exhibit 3-1 to MCN's March 31, 1994
           Form 10-Q).
   4-2     By-Laws of MCN Corporation, as amended (Exhibit 3-2 to MCN's March 31, 1993 Form
           10-Q).
   4-3     Description of MCN's Preferred Share Purchase Rights (Form 8-A dated December 28,
           1989).
   4-4     Senior Debt Securities Indenture between MCN Corp. and NBD Bank, N.A., as Trustee.*
   4-5     Subordinated Debt Securities Indenture between MCN Corp. and NBD Bank, N.A., as
           Trustee.*
   4-6     Certificate of Limited Partnership of MCN Michigan Limited Partnership.*
   4-7     Form of Amended and Restated Limited Partnership Agreement of MCN Michigan Limited
           Partnership.*
   4-8     Form of Guarantee Agreement with respect to Preferred Securities.*
   5-1     Opinion of Daniel L. Schiffer, Vice President, General Counsel and Secretary for
           MCN Corporation regarding the validity of the Offered Securities.*
   8-1     Tax Opinion of Sidley & Austin.*
  12-1     Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed
           Charges and Preferred Stock Dividends.*
  23-1     Independent Auditors' Consent -- Deloitte & Touche LLP.*
  23-2     Consent of Daniel L. Schiffer, Vice President, General Counsel and Secretary for
           MCN Corporation (included in Exhibit 5-1).
  23-3     Consent of Sidley & Austin (included in Exhibit 8-1).
  24-1     Powers of Attorney.*
  24-2     Board Resolution authorizing issuance of the Offered Securities.*
  25-1     Statement of Eligibility and Qualification of NBD Bank, N.A. (T-1 Senior Debt
           Securities).*
  25-2     Statement of Eligibility and Qualification of NBD Bank, N.A. (T-1 Subordinated Debt
           Securities).*

- -------------------------
* Indicates document filed herewith.

     References are to MCN (File No. 1-10070) for documents incorporated by reference.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by MCN pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of MCN's annual report pursuant to
     Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, MCN Michigan Limited Partnership certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on the 29th day of September, 1994.

                                            MCN MICHIGAN LIMITED PARTNERSHIP
                                             ------------------------------
                                                    (Co-Registrant)

                                             By: MCN CORPORATION,
                                                 GENERAL PARTNER

                                             By: /s/    PATRICK ZURLINDEN
                                               ---------------------------------
                                                       PATRICK ZURLINDEN
                                                 Vice President and Controller

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities with MCN Corporation, as general partner of MCN Michigan Limited Partnership, and on the dates indicated.

               SIGNATURE                               TITLE                        DATE
- ----------------------------------------   ------------------------------    -------------------

                       *                   Chairman, President, Chief         September 29, 1994
- ----------------------------------------      Executive Officer and
          Alfred R. Glancy III                Director

                       *                   Vice Chairman, Chief Financial     September 29, 1994
- ----------------------------------------      Officer and Director
          William K. McCrackin

     By: /s/      PATRICK ZURLINDEN        Vice President and Controller      September 29, 1994
- ----------------------------------------
           Patrick Zurlinden

                       *                   Director                           September 29, 1994
- ----------------------------------------
            Stephen E. Ewing

                       *                   Director                           September 29, 1994
- ----------------------------------------
             Roger Fridholm

                       *                   Director                           September 29, 1994
- ----------------------------------------
           Frank M. Hennessey

                       *                   Director                           September 29, 1994
- ----------------------------------------
           Thomas H. Jeffs II

                       *                   Director                           September 29, 1994
- ----------------------------------------
           Arthur L. Johnson

                       *                   Director                           September 29, 1994
- ----------------------------------------
            Dale A. Johnson

                       *                   Director                           September 29, 1994
- ----------------------------------------
          Helen O. Petrauskas

                       *                   Director                           September 29, 1994
- ----------------------------------------
             Howard F. Sims

     *By: /s/     PATRICK ZURLINDEN
- ----------------------------------------
           Patrick Zurlinden
            Attorney-in-Fact

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on September 29, 1994.

                                             MCN CORPORATION
                                             --------------
                                              (Registrant)

                                             By: /s/    PATRICK ZURLINDEN
                                               ---------------------------------
                                                       PATRICK ZURLINDEN
                                                 Vice President and Controller

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities with MCN Corporation and on the dates indicated.

               SIGNATURE                               TITLE                        DATE
- ----------------------------------------   ------------------------------    -------------------

                       *                   Chairman, President, Chief         September 29, 1994
- ----------------------------------------      Executive Officer and
          Alfred R. Glancy III                Director


                       *                   Vice Chairman, Chief Financial     September 29, 1994
- ----------------------------------------      Officer and Director
          William K. McCrackin


     By: /s/      PATRICK ZURLINDEN        Vice President and Controller      September 29, 1994
- ----------------------------------------
           Patrick Zurlinden


                       *                   Director                           September 29, 1994
- ----------------------------------------
            Stephen E. Ewing


                       *                   Director                           September 29, 1994
- ----------------------------------------
             Roger Fridholm


                       *                   Director                           September 29, 1994
- ----------------------------------------
           Frank M. Hennessey


                       *                   Director                           September 29, 1994
- ----------------------------------------
           Thomas H. Jeffs II


                       *                   Director                           September 29, 1994
- ----------------------------------------
           Arthur L. Johnson


                       *                   Director                           September 29, 1994
- ----------------------------------------
            Dale A. Johnson


                       *                   Director                           September 29, 1994
- ----------------------------------------
          Helen O. Petrauskas


                       *                   Director                           September 29, 1994
- ----------------------------------------
             Howard F. Sims


     *By: /s/     PATRICK ZURLINDEN
- ----------------------------------------
           Patrick Zurlinden
            Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                   DESCRIPTION OF DOCUMENT
- -------    -----------------------------------------------------------------------------------
   1-1     Form of Underwriting Agreement with respect to the MCN Senior Debt Securities (to be filed under subsequent Form 8-K).
   1-2     Form of Underwriting Agreement with respect to the MCN Subordinated Debt Securities
           (to be filed under subsequent Form 8-K).
   1-3     Form of Underwriting Agreement with respect to MCN Common Stock (to be filed under subsequent Form 8-K).
   1-4     Form of Underwriting Agreement with respect to MCN Michigan Limited Partnership
           Preferred Securities (to be filed under subsequent Form 8-K).
   4-1     Articles of Incorporation of MCN Corporation (Exhibit 3-1 to MCN's March 31, 1994
           Form 10-Q).
   4-2     By-Laws of MCN Corporation, as amended (Exhibit 3-2 to MCN's March 31, 1993 Form
           10-Q).
   4-3     Description of MCN's Preferred Share Purchase Rights (Form 8-A dated December 28,
           1989).
   4-4     Senior Debt Securities Indenture between MCN Corp. and NBD Bank, N.A., as Trustee.*
   4-5     Subordinated Debt Securities Indenture between MCN Corp. and NBD Bank, N.A., as
           Trustee.*
   4-6     Certificate of Limited Partnership of MCN Michigan Limited Partnership.*
   4-7     Form of Amended and Restated Limited Partnership Agreement of MCN Michigan Limited
           Partnership.*
   4-8     Form of Guarantee Agreement with respect to Preferred Securities.*
   5-1     Opinion of Daniel L. Schiffer, Vice President, General Counsel and Secretary for
           MCN Corporation regarding the validity of the Offered Securities.*
   8-1     Tax Opinion of Sidley & Austin.*
  12-1     Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed
           Charges and Preferred Stock Dividends.*
  23-1     Independent Auditors' Consent -- Deloitte & Touche LLP.*
  23-2     Consent of Daniel L. Schiffer, Vice President, General Counsel and Secretary for
           MCN Corporation (included in Exhibit 5-1).
  23-3     Consent of Sidley & Austin (included in Exhibit 8-1).
  24-1     Powers of Attorney.*
  24-2     Board Resolution authorizing issuance of the Offered Securities.*
  25-1     Statement of Eligibility and Qualification of NBD Bank, N.A. (T-1 Senior Debt
           Securities).*
  25-2     Statement of Eligibility and Qualification of NBD Bank, N.A. (T-1 Subordinated Debt
           Securities).*
- ------

* Indicates document filed herewith.

     References are to MCN (File No. 1-10070) for documents incorporated by reference.